

Annual Report 2002

Totally Driven

Financial Highlights

Sales
[U.S. $ Billions]



Operating Income
[U.S. $ Millions]



Net Income from Operations(1)
[U.S. $ Millions]



Diluted Earnings Per Share from Operations(1)
[U.S. $]



(1) The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies. See footnote (1) on page 37 for further details.

The 2003 Annual Meeting of Shareholders

The 2003 Annual Shareholders' Meeting will be held at The Toronto Centre for the Arts, Main Stage Theatre, 5040 Yonge Street, Toronto (North York), Ontario, Canada on Thursday, May 8, 2003 commencing at 10:00 a.m.

Inside

Corporate Profile

Magna International Inc. is a leading global supplier of technologically advanced automotive components, systems and modules.

The Company employs approximately 73,000 people and operates 199 automotive manufacturing divisions and 46 product development and engineering centres in 22 countries.

 **Magna at a Glance**

As the most diversified automotive supplier in the world, Magna designs, engineers and manufactures a complete range of exterior, interior and powertrain systems. Magna also provides complete vehicle design, engineering, assembly and program management services to its customers, the world's major automotive Original Equipment Manufacturers (OEMs).

Magna's non-automotive operations are conducted through Magna Entertainment Corp. (MEC), a publicly traded company. MEC is the largest owner and operator of premier thoroughbred racetracks in North America, based on revenue, and one of the world's leading simulcast providers of live horse racing content and programming.

Magna at a Glance

Magna's global automotive operations and product development and engineering centres focus on the development of advanced automotive technologies and vehicle systems solutions for the world's major automakers.

During 2002, the Company's global automotive operations were segmented between its publicly traded automotive systems groups – Decoma International Inc., Intier Automotive Inc. and Tesma International Inc. – and its wholly owned subsidiaries, Magna Steyr, and Cosma and Other Automotive Operations, which includes Magna Donnelly.

Global Automotive Sales by Customer

DaimlerChrysler — **29%**

BMW — **6%**

Other OEM — **12%**

Other — **6%**

Volkswagen — **5%**

Ford — **20%**

General Motors — **22%**



Total Number of Automotive Employees

Europe — **27,100**

Asia Pacific — **1,200**

South America — **300**

Mexico — **8,800**

United States — **13,800**

Canada — **19,600**





Germany: 30 **(10)**
Belgium: 3
Ireland: 2
England: 11 **(4)**
Spain: 4
France: 3 **(1)**
Italy: 2

Sweden: **(1)**
Poland: 1
Czech Republic: 4 **(1)**
Slovak Republic: 1
Hungary: **(1)**
Austria: 9 **(7)**

Canada: 61 **(5)**
United States: 46 **(13)**
Mexico: 10
Brazil: 4

Korea: 2
Japan: **(1)**
China: 5 **(1)**
India: **(1)**
Malaysia: 1

Legend:
Manufacturing Operations
(Product Development and Engineering Centres)

Sales [U.S. $ Billions]



Public Operations — Decoma, Intier, Tesma (00, 01, **02**)

Wholly Owned Operations — Magna Steyr, Cosma and Other (00, 01, **02**)

Operating Income [U.S. $ Millions]



Public Operations — Decoma, Intier, Tesma (00, 01, **02**)

Wholly Owned Operations — Magna Steyr, Cosma and Other (00, 01, **02**)

The Chairman's Message

The same entrepreneurial spirit that propelled Magna's early growth and expansion four decades ago is still alive and well. I believe it will continue to drive strong sales and profits for many years to come.

Over the last ten years, Magna's revenue has grown at a compound average rate of more than 20 percent – a track record of financial performance that far exceeds the industry average. At the same time, our average content per vehicle – the dollar value of Magna parts and systems – has similarly grown at an average compound rate of nearly 20 percent per year. In short, Magna continues to make – and sell – more automotive components, systems and modules than ever before.

Currently, Magna has less than four percent of the multi-billion dollar global market for the supply of automotive parts and systems. I see no reason why we cannot capture at least 10 percent of that market in the years ahead. This would translate into strong top and bottom line growth.

The main reason for this growth, I believe, is Magna's unique operating philosophy and corporate culture. In essence, Magna has established a blueprint for growth, and all of our automotive systems groups – including those that have been spun out as separate public companies – operate under the same principles. Magna is the main investor in these automotive systems companies and the chief custodian of our shared corporate culture. Our primary objective is to ensure that the principles of the Corporate Constitution, the Employee's Charter and our operating philosophy are practised by all of our divisions throughout the world.

A key component of our operating philosophy is maintaining a flexible, highly decentralized work environment. This is the main reason for the adoption, some years ago, of Magna's policy to spin out our automotive operating groups as separate public companies. We have spun off Tesma, Decoma and Intier, and in the year ahead we will closely examine opportunities to spin out one or more of our remaining wholly owned subsidiaries. We will focus in particular on two of our automotive systems groups: Magna Steyr, which is today the pre-eminent vehicle engineering and niche vehicle assembly supplier in the world, and Magna Donnelly, which is the number-one supplier of mirror systems in the automotive industry.

Each of these groups has global reach and a global customer base, with a strong management team at the helm. Each group is also an industry leader in its product categories, with core competencies



in areas that have enormous growth potential. For example, Magna Steyr has industry-leading expertise in all-wheel-drive systems and niche vehicle engineering and assembly, while Magna Donnelly is a leader in sophisticated vision and mirror systems.

Spinning out our automotive systems groups will ensure that Magna keeps our business units close to the needs of our customers, while preserving an environment that recognizes and rewards the contributions of individuals. In the final analysis, it is the ingenuity and initiative of individuals that drive the system and make it work for the benefit of all stakeholders.

In closing, I would like to thank our shareholders for recognizing the tremendous value that Magna offers. In the current climate of global economic uncertainty, we will continue to run a tight ship, while also aggressively pursuing opportunities that will enhance Magna's long-term value. I wish to also thank our employees and managers who constantly go the extra mile to meet the needs of our customers. Lastly, I would like to thank our customers, the world's major automakers. We are working with our customers more closely than ever to identify cost savings, to introduce innovative technological solutions, and to develop new and exciting products that will satisfy the needs of consumers.

Corporate governance was an issue on the minds of business leaders everywhere in 2002. I believe that our Corporate Constitution, which first publicly appeared in a Magna Annual Report over 30 years ago, stands as a testament to many of the principles of good corporate governance. The Corporate Constitution is transparent and clear-cut. It is binding and fair. And it contains a number of checks and balances that make management accountable. I am proud of our Constitution and the principles it embodies. It is a living document that continues to inspire – and reward – our key stakeholders.

Frank Stronach
Chairman of the Board

Letter to Shareholders

2002 proved to be another tremendous year for Magna and all of our stakeholders. It was our best year ever in terms of financial performance, and we made a number of significant strides in terms of our long-term strategic direction.

We achieved record sales and profits. We also continued to grow our average content per vehicle in both North America and Europe.

The past year continued a decade-long record of uninterrupted growth in revenue, profitability and average content per vehicle. Consolidated sales in 2002 increased to $13 billion, an 18 percent increase over the previous year. Net income from operations increased 6 percent to $550 million. Diluted earnings per share from operations were a record $5.77.

Operating Highlights

During the past year, we accomplished a number of operational and strategic initiatives. They included:

- The acquisition of Donnelly Corp., one of the automotive industry's leading manufacturers of interior and exterior mirrors, and the number-one supplier of technologically advanced automotive rear vision systems and mirror-integrated electronic modules.
- The purchase of the Eurostar assembly facility from DaimlerChrysler, providing our Magna Steyr group with a world-class assembly facility and additional vehicle assembly capacity. The acquisition further strengthens our pre-eminence as a total vehicle supplier to the global automotive industry.
- The successful launch of a number of key products for vehicle platforms such as the Lincoln Aviator, BMW Z4, Saturn Ion, Audi A8 and Honda Pilot. The timely execution of complex launches remains a Magna hallmark.
- Strengthening our balance sheet by lowering debt and growing our cash reserves to $1.2 billion. This gives us the resources to pursue major new product programs as well as potential strategic acquisitions.

During 2002 we also attracted two senior, highly respected executives in the global automotive industry. Dr. Herbert Demel, most recently the head of Volkswagen do Brasil and former Head of Development and President of the Management Board at Audi, was appointed the new President and CEO of Magna Steyr, our wholly owned vehicle engineering and total vehicle assembly group.



Belinda Stronach
President and Chief Executive Officer

Carlos Mazzorin, most recently Group Vice-President, Asia Pacific Operations, South America Operations and Global Purchasing at Ford Motor Company, was appointed the new Chairman and CEO of Magna Donnelly, our mirror systems group.

Carlos Mazzorin and Herbert Demel bring a wealth of global automotive industry knowledge and enhance strong management teams at Magna Donnelly and Magna Steyr. Both of these groups remain strong candidates to be spun out as separate, publicly traded companies pursuant to our long-standing philosophy to spin out our automotive operating groups.

Also last year, under the guidance of Executive Vice-Chairman Manfred Gingl, we established Magna Advanced Technology Systems (MATS). Its mandate is to explore and establish new products and processes that could form the seeds of new companies. Magna's success over the years has been largely based on the development of new technologies and manufacturing processes. MATS will ensure that Magna maintains its leadership in technological development and manufacturing innovation. Because Magna's decentralized operating philosophy is highly dependent on strong, entrepreneurial managers, we continued to groom and develop young engineers and toolmakers to become the managers of the future.

Under the direction of Executive Vice-Chairman Siegfried Wolf, we continued to focus on strengthening our presence in the European market by improving our European content per vehicle, winning new contract awards, and strengthening relationships with European OEMs. We have focused on expanding Magna's metalforming and hydroforming business in Europe, and will continue to assess opportunities for establishing niche vehicle assembly operations in North America.

With a company as large as Magna is – more than 73,000 employees in 22 countries around the world – it is important that employees feel engaged and motivated. Our unique corporate culture and decentralized operating philosophy ensure that the individual efforts of our employees are recognized and rewarded. In short, employees and managers alike feel that their efforts really make a difference, and our Corporate Constitution guarantees that they share in Magna's profits and success.

Looking Ahead

We have broad product capabilities. We have innovative technologies. And we have people with the technical skills and entrepreneurial energy to help drive growth for many years to come.

During the year ahead, I will continue to refine our New Domestic and Asian strategy – one that consists of expanding business with New Domestic automakers in North America as well as developing a strategy to enter the burgeoning automotive market in China. Longer term, we will continue to increase our content per vehicle by leveraging the strengths in each of our six major automotive systems groups. Each of these groups possesses unique and powerful growth drivers.

The year ahead will undoubtedly prove to be a challenging one for the automotive industry. Working with the automotive systems group presidents, I will strategically manage our growth while keeping a tight rein on operating expenses and capital spending. However, I remain confident that Magna can continue to grow even in the face of a potential industry slowdown.

In closing, I would like to thank a number of people who have been ongoing partners in our success. First of all, I wish to thank our shareholders for their continued confidence in Magna despite the turbulent year experienced by most companies in the automotive sector. I believe we will continue to reward shareholders by providing long-term value and industry-leading performance. I would also like to thank our customers for awarding us with record amounts of new business. We remain committed to enhancing the competitiveness of our customers by supporting their business requirements on a global basis and by providing value-added products and technologies.

On behalf of the Board of Directors, I would like to thank Siegfried Wolf and Manfred Gingl. They are deeply committed to Magna and their ongoing support and strategic counsel are invaluable. I also wish to acknowledge the tremendous effort of our employees and divisional managers. They work very hard, year in and year out, to meet the needs of our customers and provide superior returns to our shareholders. They are, without question, the reason we are able to produce a better product for a better price, and the primary reason I am so optimistic about our future.



Belinda Stronach
President and Chief Executive Officer

Executive Management



Left to Right

David Carroll
Executive Vice-President,
Marketing and Corporate Planning

Siegfried Wolf
Executive Vice-Chairman, Magna International Inc.
Chairman of the Supervisory Board, Magna Steyr

Belinda Stronach
President and Chief Executive Officer

Manfred Gingl
Executive Vice-Chairman, Magna International Inc.
Vice-Chairman and Chief Executive Officer,
Tesma International Inc.

Vincent J. Galifi
Executive Vice-President,
Finance and Chief Financial Officer

Magna's Corporate Constitution



Magna's Corporate Constitution is the cornerstone of our entrepreneurial culture. At the heart of the Corporate Constitution is a clear-cut and transparent formula that allows Magna's key stakeholders to participate in the Company's growth and profitability.

The Constitution predetermines the percentage of annual profits shared by Magna's employees, management and investors. It requires the Company to reinvest a portion of our annual profits in product research and development, and in the communities where our employees live and work. And it includes a number of principles that hold management accountable to employees and shareholders, and ensures that a minimum amount of profits are paid out annually to shareholders.

The Corporate Constitution is the common link that holds together all of our various automotive systems groups. And it remains the single most important reason for our success.

Employee Equity and Profit Participation

Ten percent of Magna's profit before tax will be allocated to employees. These funds will be used for the purchase of Magna shares in trust for employees and for cash distributions to employees, recognizing length of service.

Shareholder Profit Participation

Magna will distribute, on average, not less than 20 percent of its annual net profit after tax to shareholders.

Management Profit Participation

To obtain long-term contractual commitment from senior management, Magna provides a compensation arrangement which, in addition to a base salary below industry standards, allows for the distribution of up to six percent of its profit before tax.

A clear-cut & transparent formula







Shareholder
Profit Participation — **20%**

Employee Equity
and Profit Participation — **10%**

Management
Profit Participation — **6%**

Research and
Development — **7%**

Social
Responsibility — **2%**

Taxes and
Reinvestment — **55%**

Research and Development

Magna will allocate a minimum of seven percent of its profit before tax for research and development to ensure its long-term viability.

Social Responsibility

Magna will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society.

Minimum Profit Performance

Management has an obligation to produce a profit. If Magna does not generate a minimum after-tax return of four percent on share capital for two consecutive years, Magna's Class A shareholders, voting as a class, will have the right to elect additional directors.

Unrelated Investments

Magna Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna's equity.

Board of Directors

Magna believes that outside directors provide independent counsel and discipline. A majority of the members of Magna's Board of Directors will be outsiders.

Constitutional Amendments

Any change to Magna's Corporate Constitution will require the approval of its Class A and Class B shareholders, with each class voting separately.



Total Participation

> Magna's key stakeholders – investors, employees and management – are partners in the Company's growth and profitability.

> Magna's investors provide the capital needed to build new factories, purchase new equipment, and fund product research. They receive on average not less than 20 percent of the Company's annual net profit after tax in the form of dividends.

> Magna's employees design, engineer and manufacture quality products at a globally competitive price. They receive 10 percent of the Company's annual qualifying profit before tax. Depending on the retirement option chosen, these allocations are distributed in the form of stock, pension contributions and cash.

> Magna's senior management provides the strategic leadership needed to guide the Company's long-term growth. Senior management receives not more than an aggregate of six percent of the Company's annual profit before tax.



Total
Reinvestment

> Reinvestment in product research enables Magna to remain on the leading edge of technological development. Magna reinvests a minimum of seven percent of its annual profit before tax into R&D to develop new products and automotive technologies.

> Reinvestment in the communities where Magna operates makes it a valued employer and a good corporate citizen. The Company donates up to two percent of its annual profit before tax to charitable, cultural, and educational groups and causes. Magna supports a wide range of charitable organizations, including the Magna for Canada Scholarship Fund, and contributes to a number of local organizations in the communities where its employees live and work.



Total Accountability

> Magna's Corporate Constitution publicly declares and defines the rights of investors, employees, management and society to share in the Company's growth and success, while also imposing certain disciplines on management.

> The Constitution gives shareholders a number of rights, including the right to elect additional directors if management fails to generate a minimum threshold of profit and the right to approve significant investments in an unrelated business.

> No principle of the Constitution can be unilaterally or arbitrarily changed by management. Constitutional amendments require the approval of Magna's Class A and Class B shareholders, with each class voting separately.

The Magna Employee's Charter



Magna is committed to an operating philosophy that is based on fairness and concern for people. That philosophy is embodied in the principles of The Magna Employee's Charter.

Job Security

Being competitive by making a better product for a better price is the best way to enhance job security. Magna is committed to working together with you to help protect your job security. To assist you, Magna will provide job counselling, training and employee assistance programs.

A Safe and Healthful Workplace

Magna strives to provide you with a working environment which is safe and healthful.

Fair Treatment

Magna offers equal opportunities based on an individual's qualifications and performance, free from discrimination or favouritism.

Competitive Wages and Benefits

Magna will provide you with information which will enable you to compare your total compensation, including total wages and total benefits with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted.

Employee Equity and Profit Participation

Magna believes that every employee should share in the financial success of the Company.

Communication and Information

Through regular monthly meetings between management and employees and through publications, Magna will provide you with information so that you will know what is going on in the Company and within the industry.

The Hotline

Should you have a problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline Investigators will answer your call. The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to Magna's Global Human Resources Department.
Hotline Number: 1-800-263-1691

Employee Relations Advisory Board

The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Magna operates within the spirit of The Magna Employee's Charter and the principles of Magna's Corporate Constitution.

Magna Employee Equity and Profit Participation Program
[Annual Profit Allocation – U.S. $ Millions]



Automotive Operating Structure



Magna International Inc.

Publicly Traded Companies

| Decoma International Inc. | Intier Automotive Inc. | Tesma International Inc. |

Wholly Owned Subsidiaries

| Cosma International | Magna Donnelly | Magna Steyr |

Magna's global automotive operations are divided between its publicly traded automotive systems groups, Decoma International Inc., Intier Automotive Inc. and Tesma International Inc., and its wholly owned subsidiaries, Cosma International, Magna Donnelly and Magna Steyr.

Automotive Systems Groups
Magna's automotive divisions are grouped along global product lines. Each Automotive Systems Group provides full-service systems integration in its respective vehicle areas.

Automotive Systems Group Management
The most experienced and successful division managers advance to the ranks of Group management, which is responsible for coordinating product development, finance, marketing and maximizing manufacturing efficiencies in the divisions which make up the Group. Group management is paid a relatively low base salary and a predetermined portion of the Group's profits. When a Group's management and business is mature, the Company will consider whether to spin the Group out as a separate public company.

Magna Executive Management
Executive management coordinates advanced systems development and manufacturing, ensures customer satisfaction and interfaces with the investment community. In addition, executive management is responsible for the long-term strategic planning and future growth of Magna and monitoring Group management performance.

Members of executive management are paid a base salary below industry standards and up to six percent of Magna's profit before tax.

Magna also has an agreement with Stronach & Co. to provide business development and other management services. These services include: facilitating the application of Magna's operating principles and philosophies, coordinating strategic planning (including implementation through business acquisitions and the acquisition of new products and technologies), recruiting and developing new management and promoting corporate goodwill with various stakeholder groups.

OPERATING RESOURCES
Motivated and Involved Employees
As part-owners working in an environment where productivity is rewarded, Magna employees are motivated to produce quality products at competitive prices.

Entrepreneurial and Incentivized Managers
Entrepreneurial, hands-on managers with strong tooling, engineering and manufacturing backgrounds run Magna's divisions. Division managers are responsible for ensuring profitability, achieving customer satisfaction and upholding the principles of The Magna Employee's Charter. Their compensation is tied to the performance of their division, with each manager receiving a relatively low base salary and a predetermined portion of the division's profits.

Technical Skills Training
Magna operates a world-class Technical Training Centre that provides hands-on learning in tool and die making, mould making, robotics and pneumatics.

Cosma

Cosma International is Magna's wholly owned metal body and structural systems subsidiary and the automotive industry's premier global metalforming supplier.



Chassis Systems
Body Systems
Metalforming Technologies
Stampings
Finishing
Design and Engineering





> "Cosma will take advantage of its leadership position in metalforming to globally expand into systems and modules. Our extensive engineering resources and expanding technology base provide an excellent platform to realize our growth plans."

Horst Prelog
President



Cosma manufactures a comprehensive range of metal body systems, components, assemblies and modules, including complete vehicle frames, chassis systems and body-in-white systems. Cosma utilizes a variety of processes, including hydroforming, stamping and rollforming. The Group also possesses significant capabilities in various joining/welding technologies.

Technology Development
Cosma established a new R&D facility, Promatek Research Centre, which will focus specifically on developing promising new applications for joining, cutting and metalforming. These applications include innovative new processes such as advanced laser and electromagnetic technologies.

Cosma is developing advanced applications for alternate metals such as aluminum, advanced high-strength steel and metal alloys. Automakers are increasingly turning to lighter weight and higher strength metals as part of an ongoing effort to reduce overall vehicle weight. In 2004, Cosma will supply an aluminum chassis system for a new model North American sports car.

① Cosma provides complete modelling, styling and prototyping capabilities for all types of metal components and systems, as well as complete vehicle frame engineering. **②** **Cosma manufactures all the stampings and assembles the modules for the new BMW Z4 body-in-white.** **③** The complete chassis frame for the Hummer H2 is manufactured at Cosma's state-of-the-art Formet facility using patented hydroforming technology. **④** **The complete body-in-white for the new MCC Smart Roadster is part of Cosma's rapidly expanding metalforming business in Europe.** **⑤** This rear axle assembly featured on the new Volvo XC90 uses a number of stamped and hydroformed components and incorporates the shock tower within the frame.



④



⑤

Number One in Hydroforming Technology

Cosma continues to widen its industry lead in the application of proprietary hydroforming technology. During 2002 the Group completed construction of a major new hydroforming facility – the latest in a number of manufacturing centres that utilize hydroforming to create stronger, lighter and more cost-effective metal body and chassis systems. Cosma is utilizing hydroforming technology for the production of a wide range of assemblies and modules. During 2002, Cosma was awarded the replacement business for the hydroformed production of chassis frames for General Motors' full-size pickup and sport utility platform – the single largest vehicle production platform in the world.

Body-in-White Capabilities

With the automotive industry's most comprehensive range of metal body systems manufacturing expertise, Cosma is able to provide its customers with complete body-in-white systems. The Group supplies all of the metal stampings for the body-in-white for the new BMW Z4, including all of the major exterior metal body systems. The group is also launching a complete body-in-white for the DaimlerChrysler Smart Roadster. In 2004 Cosma will be launching all of the closure panels for the new Mercedes M Class and GST vehicles from its South Carolina facility.

Focus on Europe

During the past year Cosma began to expand its metalforming business in the European market. In 2002 Cosma developed, engineered and launched a unique rear axle assembly for the award-winning Volvo XC90. The assembly incorporates the shock tower within the frame and uses hydroformed and stamped components. Magna became one of the first suppliers in Europe to win a contract to manufacture a set of body-in-white panels, supplying Class A assemblies and modules for the Volkswagen Touareg, BMW X3 and Porsche Cayenne.

Decoma

Decoma International Inc. is Magna's global exterior systems company and one of the world's leading suppliers of exterior vehicle systems and modules. Decoma is a separate publicly traded company and is listed on the Toronto Stock Exchange (DEC.A) and NASDAQ (DECA).



Front and Rear End
   Modules
Plastic Body Panels
Roof Modules
Exterior Trim Components
Running Boards
Sealing and Greenhouse
   Systems
Lighting Systems
Vehicle Enhancement
   Packages





"Decoma's success has been a direct result of the efforts of our over 14,000 employees who have used cost reduction programs such as 'Winning Teams' and 'Ideas in Motion' to reduce our costs by millions of dollars."

Al Power
President and CEO



DECOMA

Number One in Exteriors

Through products that range from fascias, body panels and lighting to tonneau covers and running boards, Decoma enhances the exterior appearance of more vehicles than any other supplier in the global automotive industry.

During 2002 Decoma introduced its first production Front End Module. These complex modules integrate the vehicle's bumper system, lighting system and other front end components to provide automakers with improved assembly efficiency and quality. Front and Rear End Modules represent an important new area of business growth and position Decoma at the forefront of advanced automotive exterior systems. Decoma is working on the development of next-generation Front End Modules. The prototype modules incorporate a Long Fiber Thermoplastic (LFT) composite structure and feature Decoma's forward and rearward lighting technology.

1 Decoma developed this innovative roof rack with integrated lighting system featured on the Jeep Liberty Renegade.
2 **Decoma manufactures a number of innovative exterior lighting systems such as the rear tail lamps featured on the Cadillac Escalade.** **3** Decoma is the world's number-one supplier of automotive fascias. **4** **This retractable running board, featured on the Lincoln Navigator, is an example of Decoma's industry-leading expertise in technologically enhanced running board systems.** **5** Decoma supplies the Front End Module featured on the Volkswagen T5. The Front End Module integrates a number of exterior systems and components and represents a rapidly growing segment of Decoma's business.



4



5

Number One in Technological Innovation

Technological innovation and the introduction of new exterior products and modules continue to fuel Decoma's growth. During 2002, Decoma introduced a new Window Surround Module featured on the Lincoln LS that incorporates a sealing system and exterior trim components into one easy-to-assemble module.

Decoma continues to take the lead in the development of lightweight and technologically advanced running board systems. Decoma was the first supplier to develop illuminated running boards, and its latest development – a composite running board – was singled out by the *Automotive News* PACE Awards as one of the industry's best product innovations in 2002. The composite running board offers automakers cost and weight savings compared to traditional running board assemblies.

Number One in Vehicle Exterior Customization

Decoma is the industry leader in vehicle customization and produces a number of innovative exterior products for the growing specialty vehicle aftermarket. Decoma's Specialty Vehicle Engineering division created a number of customized vehicles for the 2002 Specialty Equipment Market Association (SEMA) show, including a re-interpretation of the classic Chevrolet El Camino. Other vehicles included customized versions of the Chevrolet Silverado, a street rod version of the Toyota Matrix, and a customized Ford Escape with a brushed metallic exterior as an example of a specialty lifestyle vehicle. The customized vehicles showcased Decoma's wide range of exterior products and processes, from complete ground effect packages to spoilers and retractable roof racks.

Intier

Intier Automotive Inc. is a global leader in the development of complete vehicle interiors and a major supplier of interior and closure systems. Intier is a separate publicly traded company and is listed on the Toronto Stock Exchange (IAI.A) and NASDAQ (IAIA).



Complete Interior
    Integration
Seating Systems
Seating Mechanisms
Cockpit Systems
Overhead Systems
Door & Garnish Trim
Carpet & Acoustic Systems
Latching & Electro-
    Mechanical Systems
Glass Moving Systems
Power Systems
Modular Doors





"During our first full year as a public company, we have successfully developed and launched several significant programs for our customers. Our growing order backlog of new business positions us to continue our top and bottom line growth. The strength of our balance sheet and the depth of our new technological innovations will ensure that we continue this trend well into the future."

Don Walker
President and CEO



A Leader in Interior Integration

With one of the automotive industry's most diverse ranges of interior systems capabilities, and proven project management expertise, Intier provides innovative, well-crafted interior and closure solutions to the global marketplace. As a full-service supplier, Intier manages every aspect of the vehicle interior from design and engineering through to testing and validation, supplier sourcing and management, and final assembly and sequencing.

Interior Styling and Craftsmanship

Automotive manufacturers increasingly rely on Intier's expertise in providing complete interior components and modules that provide enhanced styling and craftsmanship as well as improved assembly efficiency. Intier was selected by General Motors to design, engineer and manage complete interiors for its prestige vehicle platform, full-size line of sport utility vehicles, compact pickup platform as well as a premium compact car. In addition, Intier will develop complete interiors for a major European-based OEM, with production

1 Innovative seats developed by Intier for the Chrysler Pacifica stow within the vehicle and offer split seating functionality for enhanced storage space and passenger comfort. **2** **Intier program manages all of the sub-assembly and sequencing for the Cadillac SRX interior's major systems, including the cockpit, overhead system, doors, and cargo management system, and produces many of the sub-components, including the instrument panel, headliner and door panels.** **3** Intier is regarded as an industry leader in the development and manufacture of power liftgate systems such as the one featured on the Chrysler Town & Country. **4** **The luxurious Audi A8 cockpit demonstrates Intier Automotive's dedication to craftsmanship.** **5** Seating systems that afford unique functionality and versatility are supplied by Intier to both the Saturn ION (shown) and the Saturn VUE. **6** **Intier manufactures the door module for the Ford Expedition/Lincoln Navigator.**



4



5



6

starting in 2004. Intier currently supplies the new MINI by BMW with a number of major interior systems, including the cockpit, door panels, front and rear consoles, visors, sidewall and garnish trim.

Intier styles, designs, engineers and manufactures a wide range of vehicle closure components and systems and is a leader in the development of power liftgates, power sliding doors and modular door systems featuring advanced obstacle detection technology. Recently, Intier was rated by a leading global automaker as the top door module supplier in the world. Intier is also highly regarded for seating systems that provide enhanced functionality and versatility. Intier supplies the entire seating system – all three rows – for the new Chrysler Pacifica. Leather-trimmed seats are standard and the rear seats fold flat to create a flat load-floor for cargo.

Shaping The Inner Dimension™
Through consumer clinics, craftsmanship assessments and benchmarking, Intier is developing refined,

spacious interiors that appeal to the consumer and offer space, cost and weight savings to OEMs. Innovations such as the Intellispace™ Advanced Cockpit and the in-como™ *in*dividual *co*ckpit *mo*dule offer flexibility of design as well as enhanced safety and storage. Other space-enhancing design initiatives from Intier include AudioLITE™, a flat speaker system that integrates the speaker units into the door trim and instrument panel, and an alternative cluster system, which eliminates the cluster brow and provides a simple, clean appearance.

The BioSciences Team™ at Intier has developed a revolutionary new membrane seat technology, which is much thinner and more comfortable than traditional seating products. The team utilized proprietary *MAGNAMAP*™ human modelling software to develop a seat structure that moulds itself to the shape of the occupant, providing enhanced comfort. Intier is also developing a breakthrough Integrated Bulkhead Module that integrates a number of different components into one major sub-assembly.

Magna Donnelly

Magna Donnelly is the world's largest producer of automotive mirror systems and a major supplier of engineered glass systems and door handles. The wholly owned Group is also an industry leader in the integration of automotive electronics into vision systems and other vehicle systems.



Electronics Modules
Interior Vision Systems
Camera Vision Systems
Exterior Vision Systems
Engineered Glass
Door Closure Systems
Glass Fabrication and
Coating





"Our technology, our manufacturing capability and our people set Magna Donnelly apart as the clear leader in mirrors systems and engineered glass. The synergies achieved through the merger of Magna Mirror Systems and Donnelly position us to achieve superior results moving forward."

Carlos Mazzorin
Chairman and CEO



Making Cars Smarter

Magna Donnelly specializes in integrating sophisticated automotive electronics and communications technology into mirror systems. The Group's overhead electronic module, currently featured on the Volvo S80/90, is the most advanced example of how Magna Donnelly is able to integrate much of the vehicle's electronics into the mirror system. In addition to the auto-dimming mirror, which reduces glare from headlights behind the vehicle, the overhead module provides a number of driver displays such as the seatbelt and tire pressure displays, sunroof control and communications, remote keyless entry and roof lighting control.

Magna Donnelly designs and manufactures a wide range of electronic modules that are integrated into the vehicle's interior and exterior mirrors. These small circuit boards and sophisticated sensors provide drivers and passengers with enhanced safety and comfort by controlling a wide range of functions – everything from climate and lighting control to warning indicators.

1 The all new Forward Vision Module™ by Magna Donnelly is the optimal location for advanced camera-based safety systems including IHC™ Intelligent Headlamp Controller, lane departure warning, collision mitigation and night vision. **2** **This Magna Donnelly mirror incorporates the user interface for OnStar, including the electronics, microphones and connection buttons used to access OnStar services.** **3** The auto-dimming exterior mirrors on the Volkswagen Phaeton feature Illuminator™ lighting, which lights the ground at the touch of a key fob, as well as integrated turn signals, a powerfold function, and memory positioning that automatically adjusts mirrors for multiple drivers. **4** **The PanoramicVision™ System merges images from multiple cameras to generate a seamless panoramic scene of the rear of the vehicle. The information can be displayed on Magna Donnelly's Digital Display Vision™ System.** **5** Magna Donnelly's newest camera vision system enables drivers to broadcast their voices and images to children in the backseat without having to take their eyes off the road.



4



5

Magna Donnelly pioneered the development of lighted mirrors as well as mirrors that feature telematic technology. The telematic mirror supplied for General Motors' OnStar services has a built-in microphone and provides a link to emergency services and a host of concierge-type services.

Technologically Advanced Mirror Systems
Magna Donnelly is also the only supplier of interior and exterior electrochromic mirrors with solid SPM™ technology. The electrochromic mirrors dim automatically when built-in sensors detect unwanted headlight glare, creating improved driving conditions. Other technologically advanced products manufactured by the Group include mirrors capable of simultaneously displaying compass direction and outside temperature, and anti-theft mirrors with built-in infrared sensors and alarms. Magna Donnelly's exterior mirrors incorporate turn signals, ground illumination and powerfold features.

Innovative Vision Products
Magna Donnelly leads the automotive industry in the area of camera vision system development. The Group's cutting-edge camera vision products offer drivers better views of the vehicle interior and exterior, providing enhanced driver safety and convenience.

Automotive Engineering International rated Magna Donnelly's camera vision products among the top automotive products of the year in 2002. Magna Donnelly's camera vision products include the award-winning BabyVue™, which provides the driver with a view of infants in rear-facing back seats, and ReversAid™, which gives drivers a better view of the area behind their vehicles when backing up. ChatBack™, Magna Donnelly's newest camera vision system, enables drivers to use the vehicle's DVD entertainment system to talk with children in the backseat without having to take their eyes off the road.

Magna Steyr

Magna Steyr is the world's premier supplier of total vehicle engineering and niche vehicle assembly for automotive manufacturers. The wholly owned Group is also a leading supplier of powertrain modules, including all-wheel-drive (AWD) systems and chassis modules.



Total Vehicle Program
  Management
Complete Niche
  Vehicle Assembly
OEM Engineering
Complete Vehicle
  Manufacturing
Systems Sequencing
  & Logistics
Drivetrain Components
  & Systems
Engine Systems
Axle Modules





"As the leading supplier of complete vehicle engineering and niche vehicle assembly and as a world-renowned specialist for premium all-wheel-drive and powertrain systems, we are in an excellent position to conquer new markets outside Europe."

Herbert Demel
President and CEO



Number One in Niche Vehicle Assembly

Magna Steyr provides its customers, the world's major automakers, with the broadest range of automotive competencies in the industry – everything from initial vehicle concept design, styling and prototype production to final assembly of niche vehicles. The Group is extremely well positioned to benefit from the growing trend toward the outsourcing of low volume vehicle production. For example, Magna Steyr will begin production of the new BMW X3 sports activity vehicle for sale to the global market in 2004. Other vehicles assembled by Magna Steyr include the Jeep Grand Cherokee, the Chrysler Voyager, the Mercedes-Benz E Class and G Class vehicles and – starting in 2003 – the new Saab 9³ convertible. Magna Steyr's acquisition of the DaimlerChrysler Eurostar facility in Graz, Austria during 2002 helped boost the Group's assembly capacity to approximately 200,000 vehicles per year, making it the largest automobile manufacturer in the world without its own brand.

(1) Magna Steyr manages the complete vehicle engineering, production and assembly for the Mercedes-Benz G Class, an off-road classic SUV now sold in North America. (2) **The Mercedes-Benz E Class is assembled by Magna Steyr.** (3) Magna Steyr, the world's largest independent automobile manufacturer, assembles the Jeep Grand Cherokee for the European market. (4) **Magna Steyr's breakthrough Dynamic Compound Axle is ideally suited for all-wheel-drive vehicles, SUVs, vans and luxury pickup trucks, providing improved vehicle drivability in both on-road and off-road situations.** (5) Magna Steyr provides automakers with engineering services that range from simulation and systems integration to advanced vehicle testing.



(4)



(5)

A Leader in Powertrain Modules

Magna Steyr is an industry leader in the development and production of state-of-the-art powertrain technologies, off-road vehicle engineering and innovative all-wheel-drive solutions. The Group is a leading supplier of 4x4 components and systems, including transfer cases, power take-off units with angle drives, axle differentials, chassis modules and mass balancing units. Magna Steyr engineered and now supplies the 4MATIC to the Mercedes-Benz S Class, C Class and E Class line of vehicles. One of Magna Steyr's newest engineering innovations is the Dynamic Compound Axle – an axle module that combines the rugged off-road capabilities of a rigid axle with the excellent riding comfort and drive of an independent wheel suspension. The axle module is ideally suited for all-wheel-drive vehicles, SUVs, vans and luxury pickup trucks, providing enhanced vehicle driving performance.

Developing the Automotive Technology of Tomorrow

Magna Steyr has partnered with BMW to develop and supply a new liquid hydrogen fuel storage system for the first serial production hydrogen-powered vehicle, the BMW 745h.

Magna Steyr currently makes the liquid hydrogen and oxygen fuel lines for Europe's Ariane 5 carrier rocket and is using its advanced technology to develop a new hydrogen fuel tank for BMW. The environmentally friendly technology utilizes a high vacuum, multi-layer insulation and specialized couplings to keep liquid hydrogen at a sub-zero temperature as it enters the car's fuel tank from the storage unit. Hydrogen is considered the fuel of the future because it provides clean, carbon-free energy for vehicles and is a renewable source of energy.

Tesma

Tesma International Inc. is Magna's global engine, transmission and fueling technologies company. Tesma is a separate publicly traded company and is listed on the Toronto Stock Exchange (TSM.A) and NASDAQ (TSMA).



Engine Technologies
Transmission
   Technologies
Fuel Technologies





" Our highly skilled and entrepreneurial people, our technology-driven products and processes, and our track record of industry-leading financial performance ensure that Tesma will continue to generate sustained growth and enhanced shareholder value."

Anthony E. Dobranowski
President and Chief Financial Officer



Product Innovation

One of the recent trends in the automotive industry is the increased outsourcing of engine and transmission (powertrain) components and systems – an area where Tesma remains at the forefront.

Tesma's strong culture of product innovation has resulted in the introduction of a number of unique products over the past several years. During 2002, Tesma continued to move up the value chain by integrating its powertrain components into larger, more value-added systems and modules. The engine front cover module is an example of one of the automotive industry's advanced powertrain modules. Other major powertrain system initiatives from Tesma include the development of complete clutch pack assemblies, cap-to-tank refuelling modules and complex cooling management systems. New products introduced last year include engine camshaft phasers and transmission clutch pack assemblies. Tesma is also focusing on advanced technologies that address many of the concerns surrounding the reduction of vehicle emissions and improved fuel economy.

1 Tesma's engine front cover module integrates a wide range of engine components into a single, value-added assembly. 2 **Tesma has successfully launched production of complex and highly engineered oil pumps for the Ford 5R110 transmission** 3 Automated synchronous assembly cells contribute to Tesma's competitive advantage. 4 **During the past year, Tesma shipped over 1.6 million GENIII water pumps to General Motors in North America and Mexico.** 5 Tesma utilizes state-of-the-art manufacturing processes and robotics to achieve optimal production efficiencies. 6 **Tesma's increased use of alternate materials led to the development of stainless steel fuel filler tube assemblies, a new product launched in 2002 in North America.**



4



5



6

Global Expansion

A key component of Tesma's growth strategy going forward is strategic expansion into new geographic regions such as Asia, Mexico and South America, as well as a stronger customer focus on New Domestic OEMs that are increasing their North American production base.

Tesma Engine Technologies

Tesma significantly expanded its engine oil pump and water pump business in the past year, including the launch of the first water pump to a New Domestic OEM, and introduced several key new products, including alternator decouplers and balance shaft assemblies.

Tesma Transmission Technologies

A number of new transmission products were introduced in 2002, including one-piece flow-formed clutch housings, which offer enhanced product performance, parts consolidation, and weight reduction. Tesma also won a contract to supply its first clutch pack assembly for a continuously variable transmission (CVT).

Tesma Fuel Technologies

Tesma launched its first North American stainless steel fuel filler tube assembly during 2002. This product offers customers a lightweight fuel systems solution with zero-emissions capability and total recyclability.

Global Vehicle Content

Many of the world's best-selling cars, vans, trucks and sport utility vehicles carry Magna-produced components. Magna's average dollar content per vehicle increased in North America and Europe in 2002 as a result of increased market penetration and product diversification.

Average Dollar Content per Vehicle Growth [U.S. $]



| 93 | 94 | 95 | 96 | 97 | 98 | 99 | 00 | 01 | **02** |

North America   Europe

441
231

Dollar content per vehicle
$1,600 +

Land Rover/Chrysler/Mercedes-Benz/Cadillac




Dollar content per vehicle
$850 – $1,600

Lincoln/Jaguar/Audi/BMW






Dollar content per vehicle
$500 – $850

Volkswagen/Saturn/Porsche/Hummer




Dollar content per vehicle
Less than $500

Nissan/Honda/Pontiac/Chevrolet







Range Rover
Magna manufactures the instrument panel, centre console, complete loadspace, exterior mirrors and front and rear fascias.



Chrysler Pacifica
Magna supplies the seats, exterior mirrors, latches and various metal stampings.



Mercedes-Benz E-Class
Magna supplies the front and rear fascias, all-wheel-drive system, exterior mirrors, front carpeting, seat structure for the integrated child seat, fuel cap and fuel filler pipe, inside mirror and 4MATIC vehicle assembly.



Cadillac SRX
Magna supplies the complete interior except for the seats, front and rear fascias, exterior mirrors, door handles and various engine and transmission components.



Lincoln Aviator
Magna supplies the front and rear fascias, claddings, running boards, pillar moldings, stampings, latches, inside mirror and various engine and transmission components.



Jaguar XJ
Magna supplies the instrument panel, centre console, door panels, power release and cinch decklid latch, and various engine and transmission components.



Audi A8
Magna supplies the front end module, rear fascias, instrument panel, centre console, complete loadspace, rocker panels, fuel cap and fuel filler pipe, exterior mirrors and various stampings.



BMW Z4
Magna supplies the complete body-in-white, front and rear fascias, rocker panels and exterior mirrors.



Volkswagen Touareg
Magna manufactures the exterior mirrors, underbody stampings, interior pillar moldings and Class A metal body panels.



Saturn ION
Magna manufactures the seats, overhead system, engine cradle, latches, inside mirror and various engine and transmission components.



Porsche Cayenne
Magna manufactures various underbody stampings, Class A metal body panels, exterior mirrors and interior pillar moldings.



Hummer H2
Magna manufactures the frame assembly, hood latches and strikers, liftgate latches and strikers, and midgate closure system.



Nissan Maxima
Magna manufactures the window regulators, decklid latches and strikers and inside mirror.



Honda Pilot
Magna manufactures the front and rear fascias, exterior mirrors, inside mirror, seat tracks and recliners and rear step pad.



Pontiac Grand Prix
Magna supplies the front and rear fascias, hood latch, inside mirror and various engine and transmission components.



Chevrolet Trailblazer
Magna supplies the exterior mirrors, door handles, inside mirror, window encapsulation, running board components and various engine and transmission components.

Magna Entertainment

Magna Entertainment Corp. (MEC) is North America's number one owner and operator of thoroughbred racetracks. MEC is a separate publicly traded company with shares listed on the Toronto Stock Exchange (MEC.A) and NASDAQ (MECA).







"Our ownership and management of 15* racetracks, supported by HorseRacing TV™, our new 24-hour cable television network, and XpressBet™, our national online and telephone account wagering service, provide the foundation for MEC to become the world's leading electronic media wagering and entertainment company."

Jim McAlpine
President and CEO



Number One in North America

Since launching its consolidation strategy several years ago, MEC has brought some of the world's greatest racetracks – and most exciting races – under its ownership and management. One of MEC's newest additions, Pimlico Race Course, is home to the middle jewel of racing's Triple Crown: the Preakness Stakes®. MEC owns, operates or manages 15* racetracks, including 12 thoroughbred racetracks, making it the largest owner and operator of premier thoroughbred racetracks in North America and the dominant player in the industry in terms of total pari-mutuel wagering revenue.

Reaching More Customers More Often

MEC anticipates significant growth in its customer base over the next few years as it expands distribution of its racing product via satellite and cable television, as well as through XpressBet™ (www.xpressbet.com), MEC's national account wagering service and growing off-track betting (OTB) network.

* At the date of printing, the acquisition of Flamboro Downs by MEC was pending regulatory approvals.

(1) MEC is the number one owner and operator of thoroughbred racetracks in North America and owns some of racing's most prestigious properties and events, including the Preakness Stakes®, the middle jewel of the Triple Crown. **(2)** **MEC is one of the largest off-track betting (OTB) facility operators in North America.** **(3)** First-rate dining and hospitality are important parts of the total entertainment experience at MEC facilities. **(4)** **Flamboro Downs* houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation.** **(5)** Exciting horse racing action and other live entertainment attract fans to MEC racetracks. **(6)** **HRTV provides a new, in-home "watch and wager" option for MEC customers.**







With the launch of HorseRacing TV™ (HRTV) in 2002, MEC put in place another key building block in its long-term strategy for growing its racing and wagering operations. HRTV is a 24-hour cable television network providing live thoroughbred, harness and quarter horse racing action from racetracks in the United States and Canada. HRTV delivers wire-to-wire live racing coverage for up to 15 hours per day.

MEC offers racing enthusiasts a new, in-home "watch and wager" option. Viewers can wager on HRTV's live racing content via telephone or online through XpressBet™, where permitted by law. XpressBet™ account holders can wager on races at over 70 racetracks and enjoy up-to-the-minute racing information, real-time audio and video streaming, and an easy-to-use betting screen.

Expanding Distribution of MEC Live Racing and Wagering
With 41* OTB facilities under its ownership or management, MEC is already one of the largest OTB operators in North America. Over the course of the next few years, MEC plans to grow its OTB network to between 50 to 75 facilities throughout North America and redevelop those facilities into a network of high-energy sports bars offering superior customer service.

Other recent developments include the opening of Palm Meadows, a world-class thoroughbred training centre located in Palm Beach County, Florida, near MEC's Gulfstream Park racetrack, and the acquisitions of Lone Star Park at Grand Prairie, Texas and the Maryland Jockey Club. On January 25, 2003, MEC's Santa Anita Park and Gulfstream Park co-hosted the inaugural running of the Sunshine Millions™, thoroughbred racing's newest event. Created by MEC, the Sunshine Millions™ featured head-to-head competition between California and Florida thoroughbreds. The event, which was broadcast on NBC, demonstrated MEC's commitment to growing its business through the creation of innovative horse racing entertainment.

* At the date of printing, the acquisition of Flamboro Downs (and its affiliated OTBs) by MEC was pending regulatory approvals.

Financial Review and Other Information

Management's Discussion and Analysis of Results of Operations and Financial Position

For the year ended December 31, 2002

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Magna International Inc. ("Magna" or the "Company") are in U.S. dollars, and all tabular amounts are in millions of U.S. dollars except per share figures, unless otherwise noted. This MD&A should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2002, which are prepared in accordance with Canadian generally accepted accounting principles.

Overview

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna supplies its automotive products and services through the following global product groups:

Public Subsidiaries

- Decoma International Inc. ("Decoma") – exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components

- Intier Automotive Inc. ("Intier") – interior and closure components, systems and modules

- Tesma International Inc. ("Tesma") – highly-engineered engine, transmission and fueling component systems and modules

Wholly Owned Subsidiaries

- Magna Steyr – complete vehicle engineering and assembly of low volume derivative, niche and other vehicles and complete drivetrain technologies

- Cosma International – stamped, hydroformed and welded metal body and chassis systems, components, assemblies and modules

- Magna Donnelly – exterior and interior mirror, lighting and engineered glass systems, including advanced electronics

In addition to the Company's automotive operations, Magna has certain non-automotive operations held through its public subsidiary, Magna Entertainment Corp. ("MEC"). MEC is North America's number one owner and operator of horse racetracks, based on revenue, and a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages twelve thoroughbred racetracks, one standardbred racetrack and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business known as "XpressBet™" and owns and operates "HorseRacing TV™", a new television channel focused exclusively on horse racing.

Highlights

2002 proved to be another successful year for Magna. During the year ended December 31, 2002, Magna posted record-breaking financial results, including:

- Automotive sales of $12.4 billion;

- Automotive operating income of $947 million;

- Net income from operations[1] of $550 million; and

- Diluted earnings per share from operations[1] of $5.77.

In addition, other significant developments during 2002 included the following:

- On July 11, 2002, Magna Steyr completed the purchase of DaimlerChrysler's Eurostar vehicle assembly facility in Austria. The purchase price consisted of euro 90 million paid in cash on closing and an additional euro 20 million paid in cash in September 2002. Magna Steyr will utilize the Eurostar facility to assemble the BMW E83 (X3) commencing in the fourth quarter of 2003.

[1] *The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.*

Net income from operations and diluted earnings per share from operations are based on net income and diluted earnings per share as prepared in accordance with Canadian generally accepted accounting principles, with the following adjustments:

	2002	2001
Net income as reported	$ 554	$ 579
Exclude: Other income (net of related taxes)	(4)	(46)
Future income tax recovery	—	(12)
Net income from operations	$ 550	$ 521
Diluted earnings per share as reported	$ 5.82	$ 6.20
Exclude: Other income (net of related taxes)	(0.05)	(0.51)
Future income tax recovery	—	(0.13)
Diluted earnings per share from operations	$ 5.77	$ 5.56

Diluted earnings per share from operations for the year ended December 31, 2002 are calculated using 92.0 million shares (2001 – 91.4 million).

- On October 1, 2002, the Company completed the acquisition of Donnelly Corporation ("Donnelly"), the second largest global supplier of exterior and interior mirrors to the automotive industry, with EC glass and electronics capabilities, for total consideration, including transaction costs, of $287 million (net of cash acquired of $11 million) plus the assumption of approximately $102 million of interest-bearing debt. The consideration paid to the former Donnelly shareholders consisted of 5.3 million Magna Class A Subordinate Voting Shares.

- In accordance with the new recommendations of the CICA, the Company completed its annual goodwill and indefinite life intangible asset impairment analysis. In conjunction with this analysis, and other indicators of impairment, the Company also assessed the recoverability of its long-lived assets at certain operations. As a result of this analysis, the Company has recorded impairment charges during 2002 in the amount of $54 million, of which $36 million and $18 million relate to the Company's automotive and non-automotive operations, respectively.

2003 Outlook

Given its operational and financial strengths, including one of the strongest balance sheets in the industry, Magna is well positioned to capitalize on industry trends and to continue to grow its average content per vehicle in both North America and Europe.

The Company anticipates that North American light vehicle production volumes in 2003 will be approximately 16.0 million units, reflecting a 2% decrease over production volumes of the previous year, and that European production volumes in 2003 will be approximately 16.2 million units or approximately level with production volumes of the previous year. Based on these production volume assumptions, the Company expects automotive sales to be between $13.3 billion and $14.1 billion and diluted EPS from operations to be between $5.90 and $6.40.

Results of Operations

Comparative Period Amounts

Foreign Currency Translation

In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650"). Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

The Company adopted the amendments to CICA 1650 effective January 1, 2002 with retroactive restatement to January 1, 2000. As a result of applying the amendments to CICA 1650, net income for the years ended December 31, 2001 and 2000 was decreased by $1 million and $2 million, respectively, from the amounts previously reported (see note 2 to the audited consolidated financial statements included elsewhere in this Annual Report).

North American Vehicle Production and Average Content per Vehicle

North American vehicle production volumes, as reported by the Company, have historically included medium and heavy trucks. Effective with the first quarter of 2002, North American vehicle production volumes, as reported by the Company, include light vehicles only and exclude medium and heavy trucks. The Company does not have a substantial amount of North American medium and heavy truck content; therefore, this change improves the comparability of the Company's North American production sales with vehicle production volumes. North American vehicle production volumes continue to include light vehicles produced in Canada, the United States and Mexico. The comparative period North American vehicle production and average content per vehicle amounts have been restated to conform to the current period's presentation. European vehicle production volumes, as reported by the Company, have historically excluded medium and heavy trucks.

Average Foreign Exchange

	2002	2001	Change
1 Canadian dollar equals U.S. dollars	0.637	0.646	– 1%
1 euro equals U.S. dollars	0.946	0.895	+ 6%
1 British pound equals U.S. dollars	1.503	1.440	+ 4%

The preceding table reflects the average foreign exchange rates between the most common currencies in which Magna conducts business and its U.S. dollar reporting currency. Significant changes in these foreign exchange rates impact the reported U.S. dollar amounts of Magna's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Total Sales

Total sales were a record of $13.0 billion, reflecting record sales levels at the Company's automotive operations of $12.4 billion and record sales at the Company's non-automotive operations of $549 million.

Automotive Sales

	2002	2001	Change
Vehicle Production Volumes *(millions of units)*			
North America	16.323	15.462	+ 6%
Europe	16.341	16.451	– 1%
Average Dollar Content per Vehicle			
North America	$ 441	$ 412	+ 7%
Europe	$ 231	$ 178	+ 30%
Automotive Sales			
North American Production	$ 7,200	$ 6,366	+ 13%
European Production and Assembly	3,769	2,926	+ 29%
Other Automotive	1,453	1,215	+ 20%
Total Automotive Sales	$ 12,422	$ 10,507	+ 18%

Total automotive sales reached a record level in 2002, increasing by 18% compared to 2001.

Automotive Sales Analysis [U.S. $ billions]

2002

North American
Production — **7.2**

European Production
and Assembly — **3.8**

Tooling, Engineering and
Other Automotive — **1.5**



2001

North American
Production — 6.4

European Production
and Assembly — 2.9

Tooling, Engineering and
Other Automotive — 1.2



Automotive Production Volumes [millions of units]



North America: +6%		Europe: –1%	
15.5	**16.3**	16.5	**16.3**
2001	**2002**	2001	**2002**

North America

North American production sales increased 13% or $834 million, to $7.2 billion. This increase in sales reflects a 7% increase in the Company's North American average dollar content per vehicle combined with a 6% increase in North American vehicle production volumes over 2001.

In North America, the Company's average dollar content per vehicle grew to $441 for 2002 compared to $412 for 2001. This increase relates primarily to the launch of new programs during, or subsequent to, 2001, including the General Motors GMX320 (Cadillac CTS), GMT315 (Saturn Vue) and GMT360/370 (GMC Envoy/Chevy Trailblazer) programs, the Ford U222/U228 (Ford Expedition/Lincoln Navigator) programs, and the DaimlerChrysler DR (Ram pickup) program. Also increasing North American content was higher content and/or production on several programs, including the General Motors GMT 250/257 (Aztek/Rendezvous) and the GMT800 series (full size trucks and sport utilities) programs. Content was also increased both by Magna's acquisition of Donnelly in October 2002 and Decoma's acquisition of Autosystems Manufacturing Inc. ("Autosystems") in September 2001. These increases in content were partially offset by certain high revenue programs, including the DaimlerChrysler RS (minivan) program, and Ford's U204 (Ford Escape/Mazda Tribute), where production volumes did not grow at the same rate as the growth of the overall level

of North American production volumes and by a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar.

Europe

European production and assembly sales increased 29% or $843 million for 2002, of which $285 million reflects increased assembly sales related to the Mercedes E and G Class vehicles at the Company's Magna Steyr assembly operations in Austria and $238 million reflects higher reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar. Also contributing to higher European production and assembly sales was an increase in the Company's European average dollar content per vehicle offset by a 1% decrease in European vehicle production volumes from 2001.

In Europe, the Company's average dollar content per vehicle grew by 30% to $231 for 2002 compared to $178 for 2001. The increase in content reflects higher reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar, and increased assembly sales at the Company's Magna Steyr assembly operations in Austria, of which additional assembly sales for the Mercedes E and G Class account for $19 of content growth. Content was also benefited by Magna's acquisition of Donnelly in October 2002 and increased content for the Mercedes C-Class program and additional sales on programs that launched during, or subsequent to, 2001, including the Mini Cooper and the Opel/Vauxhall Vectra.

Other Automotive

Other automotive sales, which include tooling and engineering sales, were $1.5 billion for 2002, representing an increase of $238 million over 2001. The increase was primarily the result of tooling and engineering programs related to the Company's continued involvement in new production and assembly programs, including the BMW E83 (X3) program at Magna Steyr, the Ford V229 (Freestar) and the DaimlerChrysler LX (LX/LXi/300N) programs.

Refer also to the automotive sales discussion in AUTOMOTIVE SEGMENTS below.

Gross Margin – Automotive

Gross margin as a percentage of total automotive sales for 2002 was 17.3% compared to 18.3% in 2001. Gross margin as a percentage of total automotive sales was negatively affected by increased integration and assembly sales, in particular increased Mercedes E and G Class sales, since such sales are accounted for on a full cost basis with a substantial portion of the sales price being comprised of purchased components (see Magna Steyr sales discussion in AUTOMOTIVE SEGMENTS below). Increases in Mercedes E and G Class sales and integration program sales have the effect of increasing the level of total sales; however, because purchased components are included in cost of sales, gross margin as a percentage of total sales is negatively impacted. In addition, gross margin as a percentage of sales is lower in Europe compared to North America. As a result of the strengthening of the euro and British pound, each against the U.S. dollar, more of Magna's consolidated gross margin was earned in Europe in 2002 compared to 2001. This has the effect of decreasing Magna's overall gross margin percentage. Gross margin as a percentage of total automotive sales was also negatively affected by increased tooling and other automotive sales, where gross margins are lower than on production programs, ramp-up costs for new programs, launch and operational inefficiencies at certain divisions, in particular at Magna Steyr's powertrain facilities, and OEM price concessions. Partially offsetting these declines in gross margin as a percentage of total automotive sales was the positive impact of higher vehicle production in North America and improved performance at a number of divisions.

Depreciation and Amortization – Automotive

Depreciation and amortization costs increased 6% to $422 million for 2002 compared to $399 million for 2001. The increase in depreciation and amortization in 2002 was primarily due to Magna's investment in capital equipment to support new production and assembly programs and facilities, the acquisition of Donnelly in October 2002, and an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro and British pound, each against the U.S. dollar. Partially offsetting these increases was a reduction in depreciation and amortization due to the Company no longer recording amortization expense for goodwill and indefinite life intangible assets in accordance with the new recommendations of the CICA. Amortization expense for goodwill and indefinite life intangible assets amounted to $24 million in 2001.

Selling, General and Administrative ("SG&A") – Automotive

SG&A expenses as a percentage of total automotive sales decreased to 6.3% for 2002 compared to 6.5% for 2001. SG&A expenses were $780 million for 2002, up from $687 million for 2001. The increase in SG&A expenses for 2002 relates primarily to higher costs to support the increase in sales levels, including spending to support new programs, the acquisition of Donnelly in October 2002, and an increase in reported U.S. dollar SG&A due to the strengthening of the euro and British pound, each against the U.S. dollar.

Interest Income, Net – Automotive

Interest income (net of interest expense of $33 million) was $13 million for 2002, compared to net interest expense of $2 million for 2001. The increase in net interest income reflects lower interest costs as a result of the redemptions of the 5% and 4.875% Convertible Subordinated Debentures in September 2001 and June 2002, respectively, combined with higher interest income resulting from an income tax refund and from the continued increase in the Company's average net cash position.

Impairment Charges – Automotive

In accordance with the new recommendations of the CICA, the Company completed its initial impairment review of goodwill and indefinite life intangible assets. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma's U.K. reporting unit and $36 million related to Intier's Interiors Europe reporting segment. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

The Company also completed its annual goodwill and indefinite life intangible asset impairment analysis in the fourth quarter of 2002. In conjunction with this analysis, and other indicators of impairment, the Company also assessed the recoverability of its long-lived assets at certain operations. As a result of this analysis, the Company has recorded impairment charges during 2002 amounting to $36 million. The impairment charges reflect writedowns of goodwill and fixed assets at certain of Intier's Interiors Europe reporting segment of $4 million and $20 million, respectively, and a $12 million writedown of fixed assets at Tesma's German die-casting facility. These impairment charges reduced diluted earnings per share by $0.29 in 2002.

Operating Income – Automotive

Automotive operating income was a record $947 million for 2002 compared to $847 million for 2001. The 12% increase in operating income is the result of a higher gross margin generated by higher sales, and increases in net interest income and equity income. These increases were partially offset by the non-cash impairment charges in 2002 and increases in SG&A spending and depreciation and amortization in 2002.

Operating Income – Magna Entertainment Corp.

2002	Racetrack Operations		Real Estate Operations		Total	
Revenues	$	522	$	27	$	549
Costs and expenses		527		27		554
Impairment charges		18		—		18
Operating loss – MEC	$	(23)	$	—	$	(23)

2001	Racetrack Operations		Real Estate Operations		Total	
Revenues	$	460	$	59	$	519
Costs and expenses		458		38		496
Operating income – MEC	$	2	$	21	$	23

Racetrack Operations

Revenues from racetrack operations increased to $522 million for 2002 compared to $460 million for 2001. The increase in revenues was primarily attributable to additional live race days at Gulfstream, the 2001 acquisitions of MEC Pennsylvania and Multnomah in April and October, respectively, the lease of Portland Meadows in July 2001, the 2002 acquisitions of Lone Star Park and The Maryland Jockey Club in October and November, respectively, the launch of XpressBet™ in California in January 2002, and increased average daily handle at Santa Anita Park. These increases were partially offset by decreased revenues at certain of MEC's racetracks as a result of lower average daily attendance and fewer live race days.

The operating loss from racetrack operations was $23 million compared to $2 million operating income for 2001. The increase in the racetrack operating loss relates primarily to a non-cash asset impairment charge of $18 million. In accordance with the new recommendations of the CICA, MEC completed its annual indefinite life intangible asset impairment analysis, represented by racing licenses. In conjunction with this analysis, MEC also assessed the recoverability of its long-lived assets at Great Lakes Downs and Remington Park. As a result of this analysis, MEC has recorded impairment charges of $3 million related to racing licenses and $15 million relating to fixed assets.

In addition, in November 2002, MEC entered into an agreement, subject to certain conditions, to sell 16 acres of excess land at Golden Gate Fields. MEC recorded a writedown of $6 million related to the sale of this land. Also negatively affecting operating income were increased costs related to insurance and utilities, and higher costs of the corporate head office. The 2002 loss also includes several non-recurring costs including start-up costs related to XpressBet™ in California and the launch of HorceRacing TV™. Partially offsetting these costs was reduced amortization expense as a result of no longer recording amortization expense for goodwill and racing licenses in accordance with the new recommendations of the CICA and reduced interest expense as a result of capitalization of interest on certain properties under development within the current year, and interest earned on increased cash balances on hand and a reduction of debt for the majority of the year.

Real Estate Operations

Revenues from real estate operations were $27 million in 2002 compared to $59 million in 2001. Operating income from real estate operations decreased $21 million compared to 2001. The decrease was primarily the result of an $18 million decrease in gains on the sale of non-core real estate in 2002.

Other Income

	2002	2001
Dilution gains (losses):		
Tesma	$ 13	$ —
Decoma	2	47
MEC	(11)	(7)
Intier	—	6
	$ 4	$ 46

Other income is separately disclosed before income taxes. Other income items are limited to gains and losses realized by Magna on the disposal or dilution of investments that it holds in both its automotive and non-automotive operations.

2002

In July 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $62 million.

In July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Shares to satisfy its obligations under Decoma's Deferred Profit Sharing Plan.

In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million.

The gains and losses were not subject to income taxes as they were completed on a primary basis by Tesma, Decoma and MEC.

2001

In April 2001, MEC issued 3.2 million shares of Class A Subordinate Voting Stock to complete the acquisition of certain businesses.

In June 2001, Decoma completed a public offering by issuing 16.1 million Decoma Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million.

In August 2001, Intier completed an initial public offering by issuing 5.5 million of its Class A Subordinate Voting Shares to third parties for aggregate cash consideration, net of share issue expenses, of $72 million.

The gains and losses were not subject to income taxes as they were completed on a primary basis by MEC, Decoma and Intier.

Income Taxes

Magna's effective income tax rate on operating income (excluding equity and other income) for 2002 increased to 35.2% from 33.9% for 2001. During 2001, the Company recorded a future income tax recovery of $12 million related to the reduction of enacted income tax rates in Canada and the realization of tax refunds on the distribution of earnings from certain German subsidiaries. Excluding these items, the effective tax rate was 36.1% for 2001. The effective tax rate in 2002 benefitted from the Company no longer amortizing goodwill, substantially all of which was not deductible for income tax purposes and a reduction in enacted income tax rates in certain jurisdictions.

Minority Interest

	Net Income for the year ended December 31,		Minority Interest as at December 31,	
	2002	2001	**2002**	2001
Tesma	**$ 26**	$ 27	**56%**	51%
Decoma	**73**	53	**31%**	31%
Intier	**44**	38	**11%**	11%
MEC	**(5)**	12	**41%**	25%

Minority interest expense increased by $9 million to $57 million for 2002 compared to 2001. The increase in minority interest expense is primarily due to higher earnings at Decoma and Intier and an increased minority interest percentage at Tesma and Decoma arising from public stock issuances during July 2002 and June 2001, respectively. Partially offsetting the increase in minority interest expense was a combination of higher losses and a higher minority interest percentage at MEC arising from a public stock issuance in April 2002.

Net Income

For 2002, net income from operations[2] was a record of $550 million, representing a 6% increase over 2001 net income from operations[2] of $521 million. The $29 million increase is the result of the $54 million increase in operating income, partially offset by increases in income taxes of $16 million (excluding a $12 million future income tax recovery in 2001) and minority interest expense of $9 million. Including other income, net income was $554 million for 2002 compared to $579 million for 2001.

Earnings per Share

	2002	2001	Change
Earnings per Class A Subordinate Voting or Class B Share			
Basic	**$ 5.83**	$ 6.55	– 11%
Diluted	**$ 5.82**	$ 6.20	– 6%
Average number of Class A Subordinate Voting and Class B Shares outstanding			
Basic	**88.7**	80.1	+ 11%
Diluted	**92.0**	91.4	+ 1%
Diluted earnings per Class A Subordinate Voting or Class B Share from operations[2]	**$ 5.77**	$ 5.56	+ 4%

For more information see note 5 to the Company's audited consolidated financial statements included elsewhere in this Annual Report. Diluted earnings per share from operations[2] are calculated using net income from operations[2].

Diluted earnings per share from operations[2] for 2002 were $5.77, an increase of $0.21 over 2001 diluted earnings per share from operations[2]. Excluding the amortization of goodwill and indefinite life intangible assets, diluted earnings per share from operations[2] would have been $5.77 for 2001.

The increase in diluted earnings per share from operations[2] over 2001 is due to higher net income from operations[2] (including the impact of no longer recording amortization expense for goodwill and indefinite life intangible assets) offset by a greater average number of shares outstanding.

Automotive Segments

Refer to note 27 of the Company's 2002 audited consolidated financial statements, which explains the basis of segmentation.

	2002		2001	
	Total Sales	**Operating Income**	Total Sales	Operating Income
Public Automotive Operations				
Decoma International Inc.	**$ 2,125**	**$ 170**	$ 1,885	$ 118
Intier Automotive Inc.	**3,862**	**114**	3,268	81
Tesma International Inc.	**926**	**83**	791	74
Wholly Owned Automotive Operations				
Magna Steyr	**1,906**	**13**	1,472	28
Cosma International and Other Automotive Operations	**3,678**	**382**	3,182	369
Corporate and Other	**(75)**	**185**	(91)	177
	$ 12,422	**$ 947**	$ 10,507	$ 847

The sales amounts in the segmented discussion below are before intersegment eliminations.

(2) See footnote (1).

Sales [U.S. $ billions]



Operating Income [U.S. $ millions]



Decoma International Inc.

Sales

Decoma's sales increased by $240 million or 13% to $2,125 million for 2002. The increase in sales reflects increases in Decoma's North American average dollar content per vehicle combined with a 6% increase in North American vehicle production volumes, and an increase in Decoma's European average dollar content per vehicle partially offset by a 1% decrease in European vehicle production volumes.

In North America, the increase in Decoma's dollar content per vehicle was attributable to the ramp up of programs that launched during 2001, including the Ford U152 (Explorer) program, the acquisition of Autosystems in September 2001, takeover programs that launched at the beginning of 2002, including the General Motors GMT 820 C and D (Cadillac Escalade and Denali SUV), GMT 806 (Escalade EXT) and GMT 800 and 830 (Silverado, Sierra and Suburban) programs, content on programs that launched during 2002 and strong volumes on other high content programs.

In Europe, content growth was attributable to the ramp up of the Mini Cooper and Jaguar X400 programs in the United Kingdom, and an increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar. These increases were partially offset by a decrease in sales in Germany and Belgium primarily as a result of lower vehicle production volumes on certain high content programs including the Mercedes C-Class program and the Ford Mondeo program.

Operating Income

Decoma's operating income increased $52 million or 44% to $170 million for 2002. This increase came primarily in North America as a result of a higher gross margin generated by higher sales, the acquisition of Autosystems, favourable production volume mix. The North American improvement in operating income was partially offset by a decrease in European operating income. The benefits of substantially reduced operating losses at Decoma's Merplas facility in the United Kingdom were offset by the impact on operating income of lower local currency production sales in Germany and Belgium and the impact of costs incurred to support future European booked sales growth.

Also contributing to Decoma's operating income growth was lower interest expense as a result of debt reduction and lower market interest rates, a reduction in affiliation fees resulting from amending the affiliation fee agreement with Magna and lower depreciation and amortization expense, primarily due to goodwill no longer being amortized in accordance with the new recommendations of the CICA.

Intier Automotive Inc.

Sales

Intier's sales increased by $594 million or 18% to $3,862 million for 2002. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe, combined with a 6% increase in North American vehicle production volumes partially offset by a 1% decrease in European vehicle production volumes. In addition, Intier's tooling and engineering sales increased 8% or $32 million to $437 million for 2002.

In North America, the increase in Intier's dollar content per vehicle relates primarily to a full year's production on programs that launched during 2001, including the DaimlerChrysler DR (Ram pickup) and General Motors GMX320 (Cadillac CTS), GMT315 (Saturn Vue) and

GMT 360/370 (Envoy/Trailblazer) programs, as well as programs that launched during 2002 including the Saturn GMX 357 (Ion) and the Ford U222/U228 (Ford Expedition/Lincoln Navigator), partially offset by a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar.

In Europe, the increase in Intier's dollar content per vehicle relates primarily to a full year's production on programs that launched during 2001, including the Mini Cooper and the DaimlerChrysler Vaneo programs. Also increasing content were programs that launched during 2002 including the Opel Epsilon, Toyota Avensis, Nissan Micra, and Ford Fiesta/Ka and an increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar.

Operating Income

Intier's operating income increased $33 million or 41% to $114 million for 2002. This increase was primarily a result of a higher gross margin generated by higher sales in North America and Europe, improvements at certain of Intier's operations, in both North America and Europe, higher interest income, primarily as a result of interest income on an income tax refund, and lower depreciation and amortization expense since goodwill is no longer amortized in accordance with the new recommendations of the CICA. In addition, in 2002 Intier introduced an Employee Equity Participation and Profit Sharing program ("EPSP") similar to the Magna EPSP resulting in lower EPSP expense. Partially offsetting these increases to operating income were higher costs related to certain new programs launched in Europe, increased affiliation fees, and increased SG&A costs associated with the increase in production sales. Also negatively impacting operating income was a $24 million non-cash asset impairment charge recorded against Intier's Interiors Europe goodwill and fixed assets.

Tesma International Inc.

Sales

Tesma's sales increased by $135 million or 17% to $926 million for 2002. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe, combined with a 6% increase in North American vehicle production volumes, partially offset by a 1% decrease in European vehicle production volumes.

In North America, the increase in Tesma's dollar content per vehicle relates primarily to increased volumes and/or content on several programs, including the General Motors Gen III (full size pickup trucks and SUV Family), GM L850 (Cavalier, Sunfire and Ion) and Line 6 (mid size SUV) engine programs, Ford's Modular V8 engine programs and significant volume increases on various water management and certain tensioner and alternator decoupler programs, higher volumes on the GM 1-2 accumulator cover and stator shaft programs. Further contributing to the increased content per vehicle in North America was the ramp up of Tesma's first North American fuel filler tube assembly for the GMT 315 (Saturn Vue), as well as significant new program launches, including production of a water pump assembly

for Honda's redesigned Accord and a complex new oil pump assembly for Ford's 5R110 transmission.

In Europe, the growth in dollar content per vehicle relates to the production launch of Tesma's first fuel tank assembly program as well as the launch of new fuel filler pipe programs. In addition, the content increase reflects the ramp up in volumes of new engine and drivetrain programs launched earlier in the year, increased volumes on various fuel components and assemblies, and an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

Operating Income

Tesma's operating income increased by $9 million or 12%, to $83 million for 2002. The increase in operating income is the result of a higher gross margin generated by higher sales in North America, in particular on certain of Tesma's key engine and transmission programs, partially offset by higher infrastructure and support costs in Europe associated with various program launches and continued operating losses at Tesma's German die-casting facility. Negatively impacting operating income was a $12 million non-cash asset impairment charge recorded against Tesma's German die-casting fixed assets. Also reducing operating income was an increase in depreciation expense as Tesma continues to invest for new business, and higher SG&A costs and affiliation fees.

Magna Steyr

Sales

Magna Steyr's sales increased by 29% or $434 million to $1,906 million, of which $285 million reflects increased sales related to the Mercedes E and G Class vehicles at its assembly operations in Austria. In addition, Magna Steyr's higher sales also reflect a $22 million increase in engineering and tooling revenue, primarily as a result of development work for the BMW E83 (X3) program, the SAAB 442 (9³ convertible) program and the Mercedes S-Class, E-Class and C-Class programs, and a $111 million increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

In Europe, Magna Steyr assembled the Mercedes E-Class 4MATIC and 4X2 ("E-Class"), the Mercedes G-Class ("G-Class"), the Mercedes M-Class ("M-Class"), the Chrysler Jeep Grand Cherokee ("Jeep") and the Chrysler Voyager ("Voyager") vehicles, during 2002. Magna Steyr's vehicle assembly volumes for 2002 and 2001 were as follows:

	2002	2001	Change
Vehicle Assembly Volumes (Units)			
E-Class	**25,813**	17,972	+ 44%
G-Class	**9,075**	6,020	+ 51%
M-Class	**12,279**	24,462	– 50%
Jeep	**30,398**	24,931	+ 22%
Voyager	**14,737**	—	n/a
	92,302	73,385	+ 26%

Assembly sales increased $363 million in 2002. The increase in assembly sales was driven by the launch of the 4X2 E-Class in the first quarter of 2002, and by higher volumes in 2002 over 2001 on G-Class vehicles, which collectively added $285 million in sales. Both the E-Class and G-Class are accounted for on a full-cost basis (see below). Assembly sales were further increased by higher volumes on Jeep vehicles in 2002 over 2001, as well as volumes on Voyager vehicles on which assembly began in the third quarter of 2002. Partially offsetting the increase in assembly sales were lower volumes on the M-Class vehicles, on which assembly ended in the third quarter of 2002. The Jeep, M-Class and Voyager vehicle are all accounted for on a value-added basis (see below). Also contributing to higher assembly sales was a $67 million increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble E-Class and G-Class vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble M-Class, Jeep and Voyager vehicles are accounted for in this manner.

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

Sales at Magna Steyr's powertrain operations increased by $16 million to $371 million for 2002. The increase in sales is primarily due to a $12 million increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, as well as a $25 million increase in production sales, primarily for the GMT 257 (Rendezvous) program which launched in the third quarter of 2001, partially offset by a $21 million decrease in tooling sales as sales in 2001 included tooling sales related to the GMT 257 (Rendezvous) program.

Operating Income

Magna Steyr reported operating income of $13 million in 2002, compared to operating income of $28 million in 2001. The decrease primarily relates to additional costs incurred with respect to the Eurostar facility purchased in July 2002, launch costs incurred with respect to the BMW E83 (X3) and SAAB 442 (9³ Convertible) programs, and launch and operational inefficiencies at Magna Steyr's powertrain

facilities in Austria partially offset by reduced interest and fees paid to Magna's corporate office.

Cosma International and Other Automotive Operations

Sales

Magna's Cosma International and Other Automotive Operations sales increased by 16% or $496 million to $3,678 million for 2002. The increase in total automotive sales reflects a 6% increase in North American vehicle production volumes, the acquisition of Donnelly, as well as increased tooling sales to support future production programs, including the Ford V229 (Freestar) program, the DaimlerChrysler LX (LX/LXi/300N) program and the DaimlerChrysler HB (Durango) program, and various Volkswagen programs in Europe, partially offset by decreases in tooling sales related to the GMT800 program.

Operating Income

Magna's Cosma International and Other Automotive Operations operating income increased $13 million to $382 million for 2002. The increase in operating income is the result of a higher gross margin generated by higher sales and the acquisition of Donnelly, partially offset by higher interest paid to Magna's corporate office, launch costs and OEM price concessions.

In June 2002, Ford notified the Company that the CAL1 program was being cancelled. In December 2002, Magna and Ford reached a settlement in regards to CAL1 termination costs. The resulting settlement had no significant impact on Magna's financial results.

Corporate and Other

Corporate and other operating income of $185 million for 2002 increased $8 million over 2001. The increase primarily relates to interest savings on the redemption of the 5% and 4.875% Convertible Subordinated Debentures in September 2001 and June 2002, respectively, higher interest income earned on the improved average net cash position and higher affiliation fees received from increased sales.

Financial Condition, Liquidity and Capital Resources

Cash Flow from Operations

	2002	2001	Change
Net income	$ 554	$ 579	
Items not involving current cash flows	590	444	
	$ 1,144	$ 1,023	$ 121
Changes in non-cash working capital	248	(10)	
Increase in deferred revenue	68	16	
Cash provided from operating activities	$ 1,460	$ 1,029	$ 431

Cash flow from operations before changes in non-cash working capital and deferred revenue in 2002 increased by $121 million over 2001. Cash flow from operations has increased primarily as a result of increased net income from operations before impairment charges. Specifically, the improvement in cash generated from operations before changes in non-cash working capital and deferred revenue is primarily the result of a $146 million increase in non-cash items representing impairment charges of $54 million, a $68 million decrease in gains on sales and issues of shares by subsidiaries, and a $20 million increase in depreciation and amortization, offset by a $25 million decrease in net income. Cash provided by non-cash working capital and deferred revenue for 2002 amounted to $248 million and $68 million, respectively. Deferred revenue relates primarily to cash received by Magna Steyr to fund pre-launch costs related to certain assembly programs. Overall, cash flow from operations for 2002 was $1,460 million, representing an increase of $431 million from 2001.

Capital and Investment Spending

	2002	2001	Change
Fixed assets, investments and other additions	$ (1,083)	$ (571)	
Purchases of subsidiaries	(135)	(40)	
Proceeds from disposals	39	97	
Cash used in investing activities	$ (1,179)	$ (514)	$ (665)

The Company invested $898 million in fixed assets, $184 million in other assets and $1 million in investments in 2002. Of the total fixed asset spending, $106 million related to the purchase of the Eurostar facility, and an additional $685 million related to the Company's automotive operations. Fixed asset spending at MEC was $107 million. The increase in other assets includes capitalized engineering costs of $91 million, of which $52 million represents spending against deferred revenue, a $23 million receivable from Ontario Racing Inc. in MEC relating to the Flamboro Downs acquisition, and an additional $39 million of long-term tooling receivables primarily related to Mercedes tooling programs.

Purchases of subsidiaries in 2002 include MEC's acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie for total consideration, including transaction costs, of $79 million (net of cash acquired of $2 million), and MEC's acquisition of a controlling interest in the Pimlico Race Course and Laurel Park, which are operated under the trade name "The Maryland Jockey Club", for total consideration, including transaction costs, of $85 million (net of cash acquired of $5 million). The consideration was satisfied by cash payments of $67 million and the issuance of purchase options totaling $18 million, which bear interest at the six month LIBOR.

In addition, during 2002, the Company completed the acquisition of Donnelly, the second largest global supplier of exterior and interior mirrors to the automotive industry, for total consideration, including transaction costs, of $287 million (net of cash acquired of $11 million) plus the assumption of approximately $102 million of interest-bearing debt. Because the consideration paid to the former Donnelly shareholders consisted of 5.3 million Magna Class A Subordinate Voting Shares, and no cash consideration, the cost of the Donnelly acquisition is not included in purchases of subsidiaries on the statement of cash flows.

In September 2001, Decoma acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems. Total consideration paid in connection with the acquisition amounted to $12 million, of which $8 million was paid on closing and the remaining amount was settled prior to December 31, 2001.

For 2002, proceeds from disposals were $39 million, reflecting proceeds on disposal of MEC real estate and proceeds from normal course fixed and other asset disposals.

Financing

	2002	2001	Change
Issues of debt	$ 36	$ 34	
Repayments of debt	(130)	(77)	
Issues of subordinated debentures by subsidiary	72	—	
Repayments of debentures' interest obligations	(13)	(33)	
Preferred Securities distributions	(24)	(28)	
Redemption of Convertible Subordinated Debentures	—	(121)	
Redemption of subordinated debentures by subsidiary	—	(90)	
Issues of Class A Subordinate Voting Shares	19	27	
Repurchases of Class A Subordinate Voting Shares	(2)	—	
Issues of shares by subsidiaries	208	184	
Dividends paid to minority interests	(14)	(9)	
Dividends	(119)	(109)	
Cash provided from (used in) financing activities	$ 33	$ (222)	$ 255

During 2002, the Company repurchased $2 million in Class A Subordinate Voting Shares for cancellation, while the Company issued $19 million of Class A Subordinate Voting Shares on the exercise of stock options.

The issues of shares by subsidiaries in 2002 is comprised primarily of the July 2002 Tesma public offering of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of approximately $62 million, and the April 2002 MEC public offering of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million.

In 2001, the issue of shares by subsidiaries is comprised primarily of the June 2001 Decoma public offering of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue costs, of approximately $111 million. Part of the proceeds from Decoma's June 2001 share offering was used to repay a portion of its outstanding subordinate debentures.

The issue of subordinate debentures by subsidiaries represents the issuance of $75 million of 7.25% convertible subordinated debentures by MEC in December 2002. The convertible subordinated debentures are due December 2009.

In May 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 0.4 million Class A Subordinate Voting Shares. The balance of $451 million principal amount that remained outstanding was redeemed by issuing 6.2 million Class A Subordinate Voting Shares, and no cash consideration. As a result, the cost of the redemption is not included in redemption of Convertible Subordinated Debentures on the statement of cash flows.

In August 2001, the Company called for redemption of the 5% Convertible Subordinated Debentures effective September 18, 2001. Prior to September 18, 2001, an aggregate $224 million principal amount of such debentures was converted into 4.2 million Class A Subordinate Voting Shares. The balance of $121 million principal amount that remained outstanding was redeemed in cash.

Dividends paid during 2002 were $1.36 per Class A Subordinate Voting or Class B Share, aggregating $119 million. These payments relate to dividends declared in respect of the three month periods ended September 30, June 30, and March 31, 2002 and December 31, 2001. The increase in dividends paid for 2002 compared to 2001 is due to the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on conversions and redemptions of the 5% and 4.875% Convertible Subordinated Debentures during the third quarter of 2001 and second quarter of 2002, respectively, on the acquisition of Donnelly in the fourth quarter of 2002, and on the exercise of stock options subsequent to the third quarter of 2001.

Financing Resources

During 2002, Magna's cash resources increased by $337 million to approximately $1.2 billion. In addition to its cash resources, Magna has unused and available operating lines of credit of approximately $480 million and term lines of credit of approximately $538 million. Of such amounts, Magna's wholly owned operations had cash of $662 million and unused and available operating and term credit facilities of $250 million at December 31, 2002, while the Company's publicly traded operations had cash of $565 million and unused and available operating and term credit facilities of $410 million at December 31, 2002.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. The maximum facility amount is $100 million. As at September 30, 2002, $30 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on the Company's consolidated balance sheet.

Off-Balance Sheet Financing

The Company's off-balance sheet financing arrangements are limited to operating lease contracts.

A number of the Company's facilities are subject to operating leases. Total operating lease payments for these facilities totaled $28 million for 2002, and are expected to total $30 million in 2003.

Most of the Company's existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures, other than for new equipment.

The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment totaled $48 million for 2002, and are expected to total $47 million in 2003.

Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments

being sustained at current levels, or the Company will incur capital expenditures to acquire equivalent capacity.

One of the Company's German subsidiaries has entered into an operating lease for a new facility currently under construction. Construction costs are estimated at approximately $12 million. Such facility is owned by a partnership that has been substantially debt financed to fund the construction. The partnership is owned directly and indirectly by a leasing company. The partnership has entered into a lease agreement with the leasing company, which in turn has entered into a sublease with the Company's German subsidiary. Such sublease is for a term of 19 years with a 5 year renewal option. Although the Company's German subsidiary has options to acquire either the facility under lease or the partnership, the Company's obligations under this arrangement are limited to those in its operating lease agreement.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $27 million since the Company has a legal right of set-off of its long-term receivable against such borrowings and intends to settle the related amounts simultaneously.

Foreign Currency Activities

Magna's North American operations negotiate sales contracts with North American OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars.

Magna's European operations negotiate sales contracts with European OEMs for payment principally in euros and the British pound. The European operations' material, equipment and labour are paid for principally in euros and the British pound.

Magna employs hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage the foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent contractual obligations by Magna to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, or the British pound, could affect Magna's results of operations.

Critical Accounting Policies

The Company's discussion and analysis of its results of operations and financial position is based upon the consolidated financial statements, which have been prepared in accordance with Canadian GAAP. Note 28 to the Company's consolidated financial statements sets out the material differences between Canadian and U.S. GAAP. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. On an ongoing basis, the Company evaluates its estimates. However, actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

[a] Separately Priced Tooling and Engineering Service Contracts

With respect to its contracts with OEMs for particular vehicle programs, the Company performs multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, the Company also has a separately priced contract with the OEM for related tooling costs. Under these arrangements, the Company either constructs the tools at its in-house tool shops or contracts with third party tooling vendors to construct and supply tooling to be used by the Company in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, the Company sells the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

In the case of Magna Steyr, such multiple element arrangements with OEMs also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, Magna Steyr sells the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities. Magna Steyr also provides similar engineering services to OEMs on a stand-alone basis where Magna Steyr does not provide subsequent assembly or production activities.

Revenues and cost of sales from separately priced tooling and engineering service contracts are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering service and tooling contracts have been recorded on a gross basis.

Revenues from separately priced tooling and engineering service contracts are recognized substantially on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in installments or in fixed amounts per vehicle based on forecasted assembly volumes. In the event that actual assembly volumes are less than those forecasted, a reimbursement for any shortfall will be made annually.

Tooling and engineering contract prices are generally fixed, however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

For U.S. GAAP purposes, the Company reports a U.S. GAAP difference with respect to separately priced in-house tooling and engineering service contracts provided in conjunction with subsequent production or assembly services. Based on the detailed requirements of the United States Securities and Exchange Commission's Staff Accounting Bulletin No. 101, the Company concluded that revenues and cost of sales on such activities should be deferred and amortized on a gross basis over the subsequent production or assembly program for U.S. GAAP purposes. The Emerging Issues Task Force has recently been deliberating on issue 00-21, "Accounting for Revenue Arrangements With Multiple Deliverables". A final abstract on this issue could impact the Company's U.S. GAAP accounting policy for tooling and engineering service revenues and cost of sales.

[b] Contracts to Provide Vehicle Modules

Modularization, where the Company is required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the customer's vehicle assembly plant, is a growing trend in the Automotive industry. The principal modular system in the Company's product areas are interior systems and front end modules. Under these contracts, the Company manufactures a portion of the products included in the module but also purchases components from various sub-suppliers and assembles such components into the completed module. The Company recognizes module revenues and cost of sales on a gross basis when the Company has a combination of: primary responsibility for providing the module to the customer; responsibility for styling and/or product design specifications; latitude in establishing sub-supplier pricing; responsibility for validation of sub-supplier part quality; inventory risk on sub-supplier parts; exposure to warranty; exposure to credit risk on the sale of the module to the customer; and other factors.

Otherwise, the Company recognizes revenue on a net basis.

To date, revenues and cost of sales on the Company's module contracts have been reported on a gross basis.

Amortized Engineering and Customer-Owned Tooling Arrangements

The Company incurs pre-production engineering research and development ("ER&D") costs related to the products it produces for its customers under long-term supply agreements. The Company expenses ER&D costs, which are paid for as part of subsequent related parts production piece price amounts, as incurred unless a contractual guarantee for reimbursement exists.

In addition, the Company expenses all costs as incurred related to the design and development of moulds, dies and other tools that the Company will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related parts production unless the supply agreement provides the Company with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.

Substantially all of the Company's tooling arrangements are separately priced.

ER&D and customer-owned tooling costs capitalized in "Other assets" are amortized on a units of production basis over the related parts production long-term supply agreement.

Impairment of Goodwill, Intangibles and Other Long-lived Assets

Effective, January 1, 2002, goodwill and indefinite life intangibles are subject to an annual impairment test or more frequently when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit or indefinite life intangible below its carrying value.

In addition, the Company evaluates fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset.

The Company has early adopted the new requirements of CICA Handbook Section 3063 "Impairment of Long-lived Assets" ("CICA 3063") on a prospective basis effective January 1, 2002. CICA 3063 requires that if the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment to recognize is calculated by subtracting the fair value of the asset from the reported value of the asset. CICA 3063 conforms Canadian GAAP with U.S. GAAP as it applies to impairment of long-lived assets.

The Company believes that accounting estimates related to goodwill, intangible and other long-lived asset impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on the Company's consolidated net income and on the amount of assets reported on the Company's consolidated balance sheet.

Future Income Tax Assets

At December 31, 2002, the Company had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $119 million and $57 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to the Company's German, Austrian and U.S. operations.

The Company evaluates quarterly the realizability of its future tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. The Company has and continues to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.

At December 31, 2002, the Company had gross income tax loss carryforwards of approximately $248 million, which relate to operations in the United Kingdom, Ireland, Belgium, Germany, Italy, Spain and Poland, the tax benefits of which have not been recognized in the consolidated financial statements. Substantially all of these tax loss carryforwards have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, the Company's earnings will benefit from these loss carryforward pools.

Employee Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other postretirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are included in note 18 to the Company's consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and, therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect the Company's future employee benefit obligations and future expense. At December 31, 2002, the Company has unrecognized past service costs and actuarial experience losses of $37 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees.

Stock-Based Compensation

The Company's existing stock-based compensation plan requires its employees and directors to pay the option exercise price in order to obtain stock. As a result, under Canadian GAAP, it is acceptable for the Company not to recognize compensation expense with respect to option grants. Instead, the Company discloses the proforma impact of stock option grants on reported earnings had the Company accounted for all employee and director stock options at fair value as of the date of grant. For this purpose, fair value is determined using the Black-Scholes option valuation model.

The Company has chosen not to recognize compensation expense in reported earnings. The dilutive impact of stock option grants is currently factored into the Company's reported diluted earnings per share. In addition, as a result of limitations with existing option valuation models, it is difficult to determine a reliable single measure of the fair value of stock option grants.

Notwithstanding the above, had the Company recognized compensation expense for stock option grants using the Black-Scholes option valuation model, net income attributable to Class A Subordinate Voting and Class B Shares would have decreased by $15 million for 2002 and diluted earnings per share would have decreased by $0.16.

For U.S. GAAP purposes, the Company also presents the proforma impact of stock-based compensation. See note 28 to the Company's consolidated financial statements.

New Accounting Pronouncements

[a] In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

The retroactive impact of adopting the new recommendations on the years ended December 31, 2001 and 2000 was to decrease net income by $1 million and $2 million, respectively. In addition, for the years ended December 31, 2001 and 2000, basic earnings per Class A Subordinate Voting or Class B Share decreased $0.02 and $0.02, respectively.

[b] In September 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life. In accordance with CICA 3062, effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period.

Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any writedown of goodwill that was a result of an identified impairment was charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings.

In accordance with the new recommendations of the CICA, the Company completed its initial impairment review of goodwill and indefinite life intangible assets. The indefinite life intangible assets are represented by racing licences held by MEC. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma's U.K. reporting unit and $36 million related to reporting units in Intier's Interiors Europe, Closures Europe and Interiors North America systems reporting segments. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings representing Magna's ownership interest in each of Decoma and Intier. The balance of the goodwill writedown of $9 million has been reflected as a reduction in the minority interest liability.

[c] In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. Specifically, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for 2002.

[d] In December 2002, the CICA issued Handbook Section 3063 "Impairment of Long-lived Assets" ("CICA 3063"). The Company early adopted these new recommendations on a prospective basis effective January 1, 2002. The most significant change under the new recommendations is to require that impairment losses on long-lived assets be measured as the amount by which the asset's carrying value exceeds its fair value; previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use of the asset. The new recommendations conform Canadian GAAP as it applies to impairment of long-lived assets with U.S. GAAP.

[e] In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

[f] In December 2002, the CICA approved proposed amendments to Accounting Guideline, AcG-13, "Hedging Relationships" ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

Although the Company is currently reviewing CICA 3475 and AcG-13, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

Commitments and Contingencies

From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 26 of the Company's audited consolidated financial statements.

FORWARD-LOOKING STATEMENTS

The contents of this Annual Report (including the MD&A) contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding Magna's future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors Magna believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna's expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors set out in Magna's Annual Information Form and Form 40-F, as renewed from time to time. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Magna expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Annual Report (including the MD&A) to reflect subsequent information, events or circumstances or otherwise.



Management's Responsibility for Financial Reporting

Magna's management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards on behalf of the shareholders. The Auditors' Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

Belinda Stronach
President and Chief Executive Officer

Vincent J. Galifi
Executive Vice-President, Finance & Chief Financial Officer

Toronto, Canada, February 24, 2003

Auditors' Report

To the Shareholders of **Magna International Inc.**

We have audited the consolidated balance sheets of **Magna International Inc.** as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to these consolidated financial statements, the Company changed its accounting policies for goodwill and other intangible assets, impairment of long-lived assets, and foreign currency translation.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Toronto, Canada, February 24, 2003

Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ["Canadian GAAP"], which are in conformity, in all material respects, with United States generally accepted accounting principles ["U.S. GAAP"], except as described in note 28 to the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"], some of which have a minority interest. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

Foreign currency translation

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are deferred as a separate component of shareholders' equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transaction.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws *[see note 18]*. The government securities are recorded at amortized cost.

Fixed assets

Fixed assets are recorded at historical cost which includes acquisition and development costs. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of $2\frac{1}{2}\%$ to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

Costs incurred in establishing new facilities which require substantial time to reach commercial production capability are expensed as incurred.

Goodwill

Effective January 1, 2002, goodwill is no longer amortized and is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of goodwill is determined in the same manner as in a business combination.

Prior to January 1, 2002, goodwill was generally amortized over 20 years and in all cases amortization did not exceed 40 years.

Other assets

Effective January 1, 2002, the Company adopted the non-amortization and impairment rules for intangible assets which meet the criteria for indefinite life, which include racing licenses. Under the new rules, intangible assets which meet the criteria for indefinite life are no longer amortized and are subject to an annual impairment test. Indefinite life intangible asset impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Impairment is assessed based on a comparison of the fair value of a racing license to its carrying value. Prior to January 1, 2002, amortization of racing licenses was provided on a straight-line basis over 20 years.

Other assets also include long-term receivables, which represent the recognized sales value of design and engineering services and tooling provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts, in instalments or in fixed amounts per vehicle based on forecasted assembly volumes. In the event that actual assembly volumes are less than those forecasted, a reimbursement for any shortfall will be made annually. The fixed receivable amount per vehicle will include an interest component for extended payment terms that will be accrued over time between the beginning of the production period and the collection date.

Employee benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

Subordinated debentures

The Company's subordinated debentures are recorded in part as debt and in part as shareholders' equity.

The debt component consists of the present value of the future interest payments on the subordinated debentures to maturity and is presented as debentures' interest obligation. Interest on the debt component is accrued over time and recognized as a charge against income.

The equity component includes the present value of the principal amount of the subordinated debentures which can be satisfied by issuing Class A Subordinate Voting Shares of the Company at the option of the Company. This amount will be accreted to the face value of the subordinated debentures over the term to maturity through periodic charges, net of income taxes, to retained earnings.

In addition, in the case of the convertible subordinated debentures, the equity component also includes the value of the holders' option to convert the convertible subordinated debentures into Class A Subordinate Voting Shares of the Company. The holders' conversion options are valued using a residual value approach.

Each of the above equity components is included in other paid-in capital in shareholders' equity, except for the equity component of subordinated debentures issued by the Company's subsidiaries, which is included in minority interest.

Preferred Securities

Preferred Securities are included in shareholders' equity and financing charges, net of income taxes, on the Preferred Securities are accrued over time and charged directly to retained earnings.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers depending on contractual terms], and acceptance by, customers.

Revenues from separately priced engineering service and tooling contracts are recognized on a percentage of completion basis. In addition, revenues are recognized on a percentage of completion basis in respect of design and engineering services provided to customers under certain long-term contracts [see "Other assets" under "Significant Accounting Policies"].

Revenue and cost of sales, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards of the business. Otherwise, components of revenues and related costs are presented on a net basis.

Preproduction costs related to long-term supply agreements

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent related vehicle assembly or parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent related parts production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Costs deferred in the above circumstances are amortized on a units of production basis to cost of goods sold over the anticipated term of the supply agreement.

Government financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of

expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances, which are accounted for as a reduction of income tax expense. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

Research and development

The Company carries on various applied research and development programs, certain of which are partially or fully funded by governments or by customers of the Company. Funding received is accounted for using the cost reduction approach. Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery.

Income taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-based compensation

No compensation expense is recognized for stock options granted under the Company's Incentive Stock Option Plan [see note 2]. Consideration received on the exercise of stock options is credited to capital stock.

Earnings per Class A Subordinate Voting or Class B Share

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income less financing charges on Preferred Securities and other paid-in capital, and the foreign exchange losses on the redemption of the Convertible Subordinated Debentures [see note 7] using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Fully diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the convertible subordinated debentures been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year, or date of issuance, if later. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:

- the exercise of options is assumed to be at the beginning of the period [or at the time of issuance, if later];
- the proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and
- the incremental number of Class A Subordinate Voting Shares [the difference between the number of shares assumed issued and the number of shares assumed purchased] is included in the denominator of the diluted earnings per share computation.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Actual results could differ from those estimates.

Consolidated Statements of Income | Magna International Inc.

[U.S. dollars in millions, except per share figures]

Years ended December 31,	Note	2002	2001	2000
			[restated – note 2]	
Sales				
Automotive		$ 12,422	$ 10,507	$ 10,099
Magna Entertainment Corp.		549	519	414
		12,971	11,026	10,513
Automotive costs and expenses				
Cost of goods sold		10,273	8,588	8,264
Depreciation and amortization		422	399	372
Selling, general and administrative		780	687	658
Interest expense (income), net	16	(13)	2	13
Equity income		(23)	(16)	(14)
Impairment charges	3	36	—	—
Magna Entertainment Corp. costs and expenses		554	496	412
Magna Entertainment Corp. impairment charges	3	18	—	—
Operating income – automotive		947	847	806
Operating income (loss) – Magna Entertainment Corp.		(23)	23	2
Operating income		924	870	808
Other income	4	4	46	161
Income before income taxes and minority interest		928	916	969
Income taxes	13	317	289	347
Minority interest	19	57	48	26
Net income for the year		$ 554	$ 579	$ 596
Earnings per Class A Subordinate Voting or Class B Share	5			
Basic		$ 5.83	$ 6.55	$ 7.02
Diluted		$ 5.82	$ 6.20	$ 6.44
Cash dividends paid per Class A Subordinate Voting or Class B Share		$ 1.36	$ 1.36	$ 1.24
Average number of Class A Subordinate Voting and				
Class B Shares outstanding during the year [in millions]:	5			
Basic		88.7	80.1	78.5
Diluted		92.0	91.4	91.5

See accompanying notes

Consolidated Statements of Retained Earnings

[U.S. dollars in millions]

Years ended December 31,	Note	2002	2001	2000
			[restated – note 2]	
Retained earnings, beginning of year		$ 2,217	$ 1,787	$ 1,446
Net income for the year		554	579	596
Financing charges on Preferred Securities and other paid-in capital		(26)	(44)	(45)
Dividends on Class A Subordinate Voting and Class B Shares	6	(121)	(109)	(209)
Foreign exchange loss on the redemption of the Convertible Subordinated Debentures	7	(11)	(10)	—
Adjustment for change in accounting policy related to goodwill	2	(42)	—	—
Repurchase of Class A Subordinate Voting Shares	20	(1)	—	—
Distribution on transfer of business to subsidiary	8	—	14	—
Surrender of subsidiary stock options		—	—	(1)
Retained earnings, end of year		$ 2,570	$ 2,217	$ 1,787

See accompanying notes

Consolidated Statements of Cash Flows | Magna International Inc.

[U.S. dollars in millions]

Years ended December 31,	Note	2002	2001	2000
			[restated – note 2]	
OPERATING ACTIVITIES				
Net income for the year		$ 554	$ 579	$ 596
Items not involving current cash flows	9	590	444	395
		1,144	1,023	991
Changes in non-cash working capital	9	248	(10)	(336)
Increase in deferred revenue		68	16	—
Cash provided from operating activities		1,460	1,029	655
INVESTMENT ACTIVITIES				
Automotive fixed asset additions		(791)	(486)	(599)
Magna Entertainment Corp. fixed asset additions		(107)	(39)	(54)
Purchase of subsidiaries	10	(135)	(40)	(68)
Increase in investments		(1)	(3)	(7)
Increase in other assets		(184)	(43)	(21)
Proceeds from disposition of investments and other	4	39	97	346
Cash used for investment activities		(1,179)	(514)	(403)
FINANCING ACTIVITIES				
Issues of debt	15, 16	36	34	67
Repayments of debt	16	(130)	(77)	(147)
Issues of subordinated debentures by subsidiaries	17	72	—	—
Repayments of debentures' interest obligation	17	(13)	(33)	(33)
Preferred Securities distributions	17	(24)	(28)	(26)
Redemption of 5% Convertible Subordinated Debentures	7	—	(121)	—
Redemption of Subordinated Debentures by subsidiary	4	—	(90)	—
Issues of Class A Subordinate Voting Shares	20	19	27	—
Repurchase of Class A Subordinate Voting Shares	20	(2)	—	—
Issues of shares by subsidiaries	4	208	184	4
Surrender of subsidiary stock options		—	—	(2)
Dividends paid to minority interests		(14)	(9)	(6)
Dividends		(119)	(109)	(97)
Cash provided from (used for) financing activities		33	(222)	(240)
Effect of exchange rate changes on cash and cash equivalents		23	(23)	(24)
Net increase (decrease) in cash and cash equivalents during the year		337	270	(12)
Cash and cash equivalents, beginning of year		890	620	632
Cash and cash equivalents, end of year		$ 1,227	$ 890	$ 620

See accompanying notes

Consolidated Balance Sheets | Magna International Inc.

[U.S. dollars in millions]

As at December 31,	Note	2002	2001
			[restated – note 2]
ASSETS			
Current assets			
Cash and cash equivalents		$ 1,227	$ 890
Accounts receivable		2,140	1,752
Inventories	11	918	842
Prepaid expenses and other		84	74
		4,369	3,558
Investments	18, 25	114	88
Fixed assets, net	12	4,415	3,595
Goodwill, net	14	467	259
Future tax assets	13	176	114
Other assets	15	601	287
		$ 10,142	$ 7,901
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness	16	$ 272	$ 308
Accounts payable		2,040	1,435
Accrued salaries and wages		312	228
Other accrued liabilities		199	158
Income taxes payable	13	62	62
Long-term debt due within one year	16	51	54
		2,936	2,245
Deferred revenue		92	16
Long-term debt	16	366	244
Debentures' interest obligation	17	106	114
Other long-term liabilities	18	186	85
Future tax liabilities	13	325	274
Minority interest	19	710	441
		4,721	3,419
Shareholders' equity			
Capital stock	20		
Class A Subordinate Voting Shares			
[issued: 2002 – 94,477,224; 2001 – 82,244,518]		2,487	1,682
Class B Shares			
[convertible into Class A Subordinate Voting Shares]			
[issued: 2002 – 1,096,509; 2001 – 1,097,009]		1	1
Preferred Securities	17	277	277
Other paid-in capital	17	64	463
Retained earnings	13, 24	2,570	2,217
Currency translation adjustment	23	22	(158)
		5,421	4,482
		$ 10,142	$ 7,901

Commitments and contingencies *[notes 16 and 26]*

See accompanying notes

On behalf of the Board:

Director

Chairman of the Board

Notes to Consolidated Financial Statements | Magna International Inc.

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

1. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these consolidated financial statements.

2. ACCOUNTING CHANGES

[a] Impairment of Long-lived Assets

In December 2002, The Canadian Institute of Chartered Accountants ["CICA"] issued Handbook Section 3063 "Impairment of Long-lived Assets" ["CICA 3063"]. The Company early adopted these new recommendations on a prospective basis effective January 1, 2002. The most significant change under the new recommendations is to require that impairment losses on long-lived assets be measured as the amount by which the asset's carrying value exceeds its fair value; previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use of the asset. The new recommendations conform Canadian GAAP as it applies to impairment of long-lived assets with U.S. GAAP.

[b] Foreign Currency Translation

In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

The retroactive changes to the consolidated statements of income for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Increase in selling, general and administrative	$ 2	$ 3
Decrease in operating income	(2)	(3)
Decrease in income taxes	(1)	(1)
Decrease in net income	$ (1)	$ (2)

In addition, for the years ended December 31, 2001 and 2000, basic earnings per Class A Subordinate Voting or Class B Share decreased $0.02 and $0.02, respectively.

The retroactive changes to the consolidated balance sheet as at December 31, 2001 are as follows:

	2001
Decrease in other assets	$ (5)
Decrease in future tax liabilities	$ (2)
Decrease in retained earnings	$ (3)

[c] Goodwill and Other Intangible Assets

In September 2001, the CICA issued Handbook Section 1581, "Business Combinations" ["CICA 1581"] and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"]. CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life. In accordance with CICA 3062, effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period. Upon adoption of the recommendations, the Company ceased recording amortization of goodwill and indefinite life intangible assets. On an adjusted basis, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

	2001	2000
Net income as reported	$ 579	$ 596
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	19	16
Adjusted net income	$ 598	$ 612
Basic earnings per share as reported	$ 6.55	$ 7.02
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	0.24	0.20
Adjusted basic earnings per share	$ 6.79	$ 7.22
Diluted earnings per share as reported	$ 6.20	$ 6.44
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	0.21	0.17
Adjusted diluted earnings per share	$ 6.41	$ 6.61

Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any writedown of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against income *[see note 3]*.

In accordance with CICA 3062, the Company completed its initial impairment review of goodwill and indefinite life intangible assets. The indefinite life intangible assets are comprised of racing licenses held by Magna Entertainment Corp. ["MEC"]. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.'s ["Decoma"] U.K. reporting unit and $36 million related to reporting units in Intier Automotive Inc.'s ["Intier"] Interiors Europe, Closures Europe and Interiors North America reporting segments. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

[d] Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ["CICA 3870"]. CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. Specifically, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the year ended December 31, 2002 *[see note 21]*.

3. GOODWILL, INTANGIBLE ASSETS AND LONG-LIVED ASSETS

In accordance with the new recommendations of the CICA, the Company completed its annual goodwill and indefinite life intangible asset impairment analysis. In conjunction with this analysis, and other indicators of impairment, the Company also assessed the recoverability of its long-lived assets at certain operations. As a result of this analysis, the Company has recorded impairment charges during 2002 as follows:

	2002
Automotive:	
Impairment of goodwill – Intier	$ 4
Impairment of fixed assets	
Intier	20
Tesma	12
	$ 36
Magna Entertainment Corp.:	
Impairment of racing licenses	$ 3
Impairment of fixed assets	15
	$ 18

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

[a] Intier

Intier completed its annual goodwill impairment test as at December 31, 2002, after the annual forecasting process had been completed. As a result of this analysis, Intier determined that goodwill of $4 million relating to one reporting unit in its Interiors Europe reporting segment was impaired under the new rules. The impairment loss has been recorded in operating income as a charge against earnings in 2002. There was no tax recovery recorded on this charge to earnings.

In conjunction with the review of goodwill, Intier also assessed the recoverability of its long-lived assets in the same reporting unit in its Interiors Europe reporting segment, following the new accounting recommendations in CICA 3063. As permitted by CICA 3063, discounted cash flows were used to determine fair value. As a result of this review, the Company reduced the carrying value of machinery and equipment, leasehold improvements and buildings by $20 million. As required by CICA 3063, the $20 million writedown of long-lived assets has been recorded in operating income as a charge against earnings in 2002. Net tax assets of $2 million associated with these operations were charged against earnings in 2002.

[b] Tesma

As a result of current and historical operating losses and projected future losses following the launch of new business at its German die-casting facility, Tesma International Inc. ["Tesma"] initiated and completed a review for impairment of the approximate $21 million carrying value of capital and other long-lived assets ["asset group"] of this subsidiary, which consisted mainly of machinery, equipment, land and buildings. The estimated fair value of the asset group was determined primarily using a market-based approach which estimates value based on market prices in actual transactions and on asking prices for currently available assets that are in a similar state and condition. The remaining assets, for which the market approach was not possible, were valued using a cost approach. Utilizing these approaches, the fair value of the asset group was determined to be approximately $9 million. As a result, Tesma recorded a $12 million writedown of the carrying value of the respective assets.

[c] MEC

MEC's racetrack long-lived assets and racing licenses were tested for impairment as at December 31, 2002, after the annual forecasting process. As a result of declining attendance at Remington Park and Great Lakes Downs, operating profits and cash flows were lower than expected during 2002. Based on that trend, the earnings forecasts for these two racetracks were revised.

The fair value of the racetracks was determined using the discounted cash flow method including a probability-weighted approach in considering the likelihood of possible outcomes. It also includes the estimated future cash flows associated with the racing licenses and long-lived assets directly associated with, and expected to arise as a direct result of, the use and disposition of those assets. The fair value determined was then compared to the carrying value of the racing licenses and long-lived assets in order to determine the amount of the impairment. The long-lived assets consist of fixed assets and real estate properties.

As a result of the recoverability test, MEC recognized an impairment loss of $15 million related to its long-lived assets and an impairment of racing licenses of $3 million in 2002.

4. OTHER INCOME

	2002	2001	2000
Dilution gains (losses):			
Tesma	**$ 13**	$ —	$ 36
Decoma	**2**	47	—
MEC	**(11)**	(7)	—
Intier	**—**	6	—
Gain on sale of Webasto Sunroofs Inc.	**—**	—	94
Gain on sale of Invotronics	**—**	—	31
	$ 4	$ 46	$ 161

[a] For the year ended December 31, 2002

In July 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $62 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue. The gain recognized was not subject to income taxes as the issue was completed on a primary basis by Tesma.

In July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Shares to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue. The gain recognized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. Magna recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

[b] For the year ended December 31, 2001

In April 2001, MEC issued 3.2 million shares of its Class A Subordinate Voting Stock to complete the acquisition of certain businesses *[see note 10]*. Magna incurred a loss of $7 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

In June 2001, Decoma completed a public offering by issuing 16.1 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. Magna recognized a gain of $49 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

On August 9, 2001, Intier completed an initial public offering by issuing 5.5 million of its Class A Subordinate Voting Shares to third parties for aggregate cash consideration, net of share issue expenses, of $72 million. Magna recognized a gain of $6 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Intier.

In October 2001, Decoma redeemed the outstanding amount of the Decoma Subordinated Debentures. Magna incurred a loss of $2 million from its ownership dilution arising from the redemption. The loss incurred was not subject to income taxes.

[c] For the year ended December 31, 2000

During the year ended December 31, 2000, Magna recognized a gain before income taxes of $36 million on the sale of 4.4 million Class A Subordinate Voting Shares of Tesma.

The Company also completed the sale of its 50% interest in Webasto Sunroofs Inc., a joint venture, and related real estate and completed the sale of Invotronics, a wholly owned manufacturing division. The Company recognized gains before income taxes of $94 million and $31 million on these disposals, respectively.

5. EARNINGS PER SHARE

Earnings per share data are computed as follows:

	2002	2001	2000
Basic earnings per Class A Subordinate Voting or Class B Share:			
Net income	$ 554	$ 579	$ 596
Financing charges on Preferred Securities and other paid-in capital	(26)	(44)	(45)
Foreign exchange loss on the redemption of Convertible Subordinated Debentures	(11)	(10)	—
Net income available to Class A Subordinate Voting and Class B Shareholders	$ 517	$ 525	$ 551
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	88.7	80.1	78.5
Basic earnings per Class A Subordinate Voting or Class B Share	$ 5.83	$ 6.55	$ 7.02
Diluted earnings per Class A Subordinate Voting or Class B Share:			
Net income available to Class A Subordinate Voting and Class B Shareholders	$ 517	$ 525	$ 551
Adjustments [net of related tax effects]:			
Interest, accretion, issue cost amortization and foreign exchange on			
4.875% Convertible Subordinated Debentures	18	22	22
Interest, accretion, issue cost amortization and foreign exchange on			
5% Convertible Subordinated Debentures	—	20	16
	$ 535	$ 567	$ 589
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	88.7	80.1	78.5
4.875% Convertible Subordinated Debentures	2.8	6.5	6.5
5% Convertible Subordinated Debentures	—	4.4	6.5
Stock options	0.5	0.4	—
	92.0	91.4	91.5
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 5.82	$ 6.20	$ 6.44

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

Diluted earnings per Class A Subordinate Voting or Class B Share exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures and Preferred Securities on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures and Preferred Securities.

Furthermore, for the year ended December 31, 2002, diluted earnings per Class A Subordinate Voting or Class B Share exclude 2.9 million [2001 – 2.2 million; 2000 – 1.8 million] Class A Subordinate Voting Shares issuable under the Company's Incentive Stock Option Plan because such options were not "in-the-money" during these periods.

6. MEC SPECIAL DIVIDEND

On March 10, 2000, Magna paid a special stock dividend of approximately 20% of MEC's equity to Magna Class A Subordinate Voting and Class B Shareholders of record on February 25, 2000 [the "special dividend"]. Dividends include $111 million related to the special dividend.

7. REDEMPTION OF CONVERTIBLE SUBORDINATED DEBENTURES

[a] In May 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings.

[b] In August 2001, the Company called for redemption of the $344 million principal amount outstanding of the 5% Convertible Subordinated Debentures effective September 18, 2001. Prior to September 18, 2001, an aggregate $224 million principal amount of such debentures was converted into 4,216,682 Class A Subordinate Voting Shares. The balance of $121 million principal amount that remained outstanding was redeemed in cash.

On redemption, the Company incurred a foreign exchange loss of $10 million related to the equity component of the 5% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings.

In accordance with the recommendations of the CICA, the foreign exchange losses of $11 million and $10 million have been recorded as charges to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

8. DISTRIBUTION ON TRANSFER OF BUSINESS TO SUBSIDIARY

In January 2001, Decoma purchased Magna Exterior Systems ["MES"] and the remaining 60% of Decoma Exterior Trim ["DET"] owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied by the payment of $3 million in cash, and through the issuance of 8.3 million Decoma Class A Subordinate Voting Shares and 2 million 5.75% convertible, redeemable and retractable Decoma Preferred Shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded as an increase in the consolidated retained earnings of the Company.

9. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a] Items not involving current cash flows:

	2002	2001	2000
Depreciation and amortization	**$ 422**	$ 383	$ 359
MEC depreciation and amortization	**23**	18	15
Goodwill and racing licenses amortization	**—**	24	18
Writedown of goodwill, racing licenses and fixed assets	**54**	—	—
Equity income and other	**30**	6	27
Minority interest	**57**	48	26
Future income taxes and non-cash portion of current taxes	**9**	38	51
Net gains on sales and issues of shares by subsidiaries	**(5)**	(73)	(101)
	$ 590	$ 444	$ 395

[b] Changes in non-cash working capital:

	2002	2001	2000
Accounts receivable	$ (215)	$ (116)	$ (126)
Inventories	83	(104)	(135)
Prepaid expenses and other	8	2	(39)
Accounts payable, accrued salaries and wages and other accrued liabilities	389	206	(17)
Income taxes payable	(17)	2	(19)
	$ 248	$ (10)	$ (336)

10. BUSINESS ACQUISITIONS

The following acquisitions were accounted for using the purchase method:

Acquisitions in the year ended December 31, 2002

Donnelly

On October 1, 2002, the Company completed the acquisition of Donnelly Corporation ["Donnelly"], the second largest global supplier of exterior and interior mirrors to the automotive industry, for total consideration, including transaction costs, of $287 million [net of cash acquired of $11 million] plus the assumption of approximately $102 million of interest-bearing debt. The consideration paid to the former Donnelly shareholders consisted of 5.3 million Magna Class A Subordinate Voting Shares.

MEC

On October 23, 2002, MEC completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie for total consideration, including transaction costs, of $79 million [net of cash acquired of $2 million]. Lone Star Park at Grand Prairie is a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas.

On November 27, 2002, MEC completed the acquisition of a controlling interest in the Pimlico Race Course and Laurel Park, which are operated under the trade name "The Maryland Jockey Club" ["MJC"], for total consideration, including transaction costs, of $85 million [net of cash acquired of $5 million]. The consideration was satisfied by cash payments of $67 million and the issuance of purchase options totalling $18 million, which bear interest at the six month LIBOR. Pimlico Race Course, the home of the Preakness Stakes, the middle jewel in thoroughbred racing's Triple Crown, and Laurel Park are located in the Baltimore, Maryland area.

The following is a summary of the effect on the Company's consolidated balance sheet of the current year's acquisitions, including the transactions described above:

	Donnelly	Lone Star	MJC	Total
Non-cash working capital	$ 6	$ (4)	$ (12)	$ (10)
Fixed assets	172	64	70	306
Goodwill	248	—	—	248
Other assets [including intangibles]	15	35	97	147
Long-term debt [including portion due within one year]	(102)	(16)	(26)	(144)
Future tax assets (liabilities)	39	—	(44)	(5)
Other long-term liabilities	(88)	—	—	(88)
Minority interest	(3)	—	—	(3)
Total purchase price [net of cash acquired]	$ 287	$ 79	$ 85	$ 451
Comprised of:				
Net cash paid (acquired)	$ (11)	$ 79	$ 67	$ 135
Notes payable	—	—	18	18
Class A Subordinate Voting Shares	298	—	—	298
	$ 287	$ 79	$ 85	$ 451

The purchase price and related allocations for these acquisitions are preliminary. Adjustments to the purchase price and related preliminary allocations may occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair values made at the date of purchase.

Flamboro

On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located near Hamilton, Ontario, 45 miles west of Toronto, were acquired by Ontario Racing Inc. ["ORI"]. ORI is a

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

former subsidiary of MEC that is presently owned by an employee of MEC. Five days after the Company receives all necessary regulatory approvals for the acquisition of Flamboro Downs, the shares of ORI will be transferred to MEC. The results of operations of ORI have been accounted for under the equity method pending receipt of the approvals, which are expected to be received in the first quarter of 2003.

The purchase price, net of cash, was approximately $56 million, consisting of a cash payment of $23 million on closing, with the remainder satisfied by ongoing payments under secured notes of approximately $33 million. As of December 31, 2002, MEC has advanced $23 million to ORI, representing acquisition costs, which is recorded in other assets.

Acquisitions in the year ended December 31, 2001

Autosystems
In September 2001, Decoma acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc., an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12 million.

MEC
In April 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania Inc. and Sport Broadcasting, Inc. [collectively the “Ladbroke Companies”] for total consideration of $48 million [net of cash acquired of $7 million]. In accordance with the terms of the agreement, $21 million of the purchase price was paid in cash, $13 million was satisfied through the issuance of 3.2 million shares of Class A Subordinate Voting Stock of MEC and the balance was satisfied through the issuance of two promissory notes that are payable on the first and second anniversaries of closing, respectively. The promissory notes bear interest at 6% per annum. The Ladbroke Companies include account wagering operations, The Meadows harness track and four off-track betting facilities.

Summary of acquisitions in the year ended December 31, 2001

Consideration paid for acquisitions, including the transactions described above, consisted of cash of $40 million, promissory notes of $18 million and the issuance by MEC of shares of its Class A Subordinate Voting Stock totalling $15 million. The net effect on the Company’s consolidated balance sheet was a decrease in non-cash working capital of $12 million and increases in fixed assets of $43 million, other assets of $72 million, bank indebtedness and long-term debt of $6 million, net future tax liabilities of $20 million and minority interest of $4 million.

Acquisitions in the year ended December 31, 2000

Conix Group
In October 2000, Decoma acquired the remaining 49% minority interests in Conix Canada Inc., Conix Corporation, Conix U.K. Ltd. and Conix Belgium N.V. [collectively the “Conix Group”] for a total purchase price of $133 million [net of $7 million of cash acquired]. The Conix Group operates fascia moulding and finishing operations in Canada, the United States, England and Belgium. Of the total consideration, $43 million was paid in cash and the balance was satisfied through the issuance by Decoma of $90 million of 9.5% Subordinated Debentures.

MEC
In February 2000, MEC acquired the assets and assumed certain liabilities of Great Lakes Downs, Inc. racetrack in Muskegon, Michigan for a purchase price of $2 million, payable through the issuance of shares of MEC Class A Subordinate Voting Stock. In November 2000, MEC acquired all of the membership interest and capital stock in Bay Meadows Operating Company, LLC and Bay Meadows Catering, respectively, operators of the Bay Meadows racetrack in California, for cash consideration of $24 million.

Summary of acquisitions in the year ended December 31, 2000

Consideration paid for acquisitions, including the transactions described above, consisted of cash of $67 million, the issuance by Decoma of $90 million of 9.5% Subordinated Debentures and the issuance by MEC of shares of its Class A Subordinate Voting Stock totalling $2 million. The net effects on the Company’s consolidated balance sheet were increases in non-cash working capital of $22 million, fixed assets of $90 million, goodwill of $68 million, other assets of $21 million, bank indebtedness and long-term debt of $37 million and net future tax liabilities of $5 million.

Proforma impact

If the acquisitions and disposals completed during the years ended December 31, 2002 and 2001 occurred on January 1, 2001, the Company’s unaudited proforma consolidated sales would have been $13.4 billion for the year ended December 31, 2002 [2001 – $12.1 billion] and unaudited proforma net income of the Company would have been $559 million [2001 – $574 million].

11. INVENTORIES

Inventories consist of:

	2002	2001
Raw materials and supplies	$ 306	$ 243
Work-in-process	118	106
Finished goods	138	125
Tooling and engineering	356	368
	$ 918	$ 842

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

12. FIXED ASSETS

Fixed assets consist of:

	2002	2001
Cost		
Land	$ 710	$ 554
Buildings	1,695	1,276
Machinery and equipment	4,264	3,580
	6,669	5,410
Accumulated depreciation		
Buildings	(329)	(248)
Machinery and equipment	(1,925)	(1,567)
	$ 4,415	$ 3,595

Included in fixed assets are real estate assets [land and buildings] held by MEC that include properties available for sale with a net book value at December 31, 2002 of $23 million [2001 – $38 million]. Depreciation has ceased on these properties. Properties available for sale are valued at the lower of cost, which includes acquisition and development costs, and estimated fair value less costs of disposal. The Company evaluates the lower of cost and fair value whenever events or changes in circumstances indicate possible impairment.

Also included in the cost of fixed assets are construction in progress expenditures of $419 million [2001 – $190 million].

13. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	2002	2001	2000
Canadian statutory income tax rate	38.6%	41.7%	44.0%
Manufacturing and processing profits deduction	(3.8)	(4.8)	(4.5)
Foreign rate differentials	(3.2)	(3.8)	(4.9)
Losses not benefited	3.0	1.4	1.9
Earnings of equity investees	(0.9)	(0.7)	(0.6)
Gains on sales and issues of shares by subsidiaries	(0.1)	(2.1)	(1.1)
Reduction in enacted tax rates	—	(1.3)	—
Other	0.6	1.1	1.0
Effective income tax rate	34.2%	31.5 %	35.8%

[b] The details of income before income taxes and minority interest by jurisdiction are as follows:

	2002	2001	2000
Canadian	$ 686	$ 608	$ 642
Foreign	242	308	327
	$ 928	$ 916	$ 969

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

[c] The details of the income tax provision are as follows:

	2002	2001	2000
Current provision			
Canadian federal taxes	**$ 137**	$ 118	$ 132
Provincial taxes	**70**	64	76
Foreign taxes	**118**	88	113
	325	270	321
Future provision			
Canadian federal taxes	**11**	(6)	11
Provincial taxes	**5**	(2)	7
Foreign taxes	**(24)**	27	8
	(8)	19	26
	$ 317	$ 289	$ 347

[d] Future income taxes have been provided on temporary differences which consist of the following:

	2002	2001	2000
Other assets tax basis greater than book value	**$ (16)**	$ —	$ —
Writedown book value of assets	**(13)**	—	—
Tax depreciation in excess of book depreciation	**11**	48	28
Reduction in enacted tax rates	**—**	(12)	—
Net tax losses (benefited) utilized	**8**	(18)	(7)
Other	**2**	1	5
	$ (8)	$ 19	$ 26

[e] Future tax assets and liabilities consist of the following temporary differences:

	2002	2001
Assets		
Tax benefit of loss carryforwards		
Pre-acquisition	**$ 39**	$ 20
Post acquisition	**185**	148
Other	**57**	3
	281	171
Valuation allowance against tax benefit of loss carryforwards		
Pre-acquisition	**(39)**	(18)
Post acquisition	**(66)**	(39)
	176	114
Liabilities		
Tax depreciation in excess of book depreciation	**234**	184
Other assets book value in excess of tax value	**85**	61
Other	**6**	29
	325	274
Net future tax liability	**$ 149**	$ 160

[f] Income taxes paid in cash were $282 million for the year ended December 31, 2002 [2001 – $252 million; 2000 – $267 million].

[g] At December 31, 2002, the Company has income tax loss carryforwards of approximately $326 million which relate to certain foreign subsidiaries, including $128 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $99 million expire between 2003 and 2012 and the remainder have no expiry date.

[h] Consolidated retained earnings include approximately $1.1 billion at December 31, 2002 of undistributed earnings of foreign subsidiaries that may be subject to tax if remitted to the Canadian parent company. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

14. GOODWILL

Goodwill consists of:

	2002	2001
Balance, beginning of year, net	$ 259	$ 268
Acquired during the year *[note 10]*	248	—
Impairment charge		
On adoption of CICA 3062 *[note 2]*	(51)	—
Annual impairment evaluation *[note 3]*	(4)	—
Amortization	—	(4)
Foreign exchange and other	15	(5)
	$ 467	$ 259

15. OTHER ASSETS

Other assets consist of:

	2002	2001
Racing licenses		
Balance, beginning of year, net	$ 170	$ 108
Acquired during the year *[note 10]*	127	70
Impairment charge *[note 3]*	(3)	—
Other	(4)	—
Amortization	—	(8)
Balance, end of year	290	170
Long-term receivables	101	73
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	136	17
MEC receivable from ORI *[note 10]*	23	—
Other	51	27
	$ 601	$ 287

Long-term receivables are reflected net of outstanding borrowings from a customer's finance subsidiary of $27 million [2001 – $nil] since the Company has a legal right of set-off of its long-term receivable against such borrowings and intends to settle the related amounts simultaneously.

16. DEBT AND COMMITMENTS

[a] The Company's long-term debt, which is substantially uncollateralized, consists of the following:

	2002	2001
Bank term debt at a weighted average interest rate of approximately 4%, denominated primarily in euro and U.S. dollars	$ 128	$ 105
Loans from governments with a weighted average interest rate of approximately 3%, denominated primarily in euro	110	107
Senior unsecured notes payable at a weighted average interest rate of approximately 6%, denominated in U.S. dollars and Canadian dollars	107	38
Other	72	48
	417	298
Less due within one year	51	54
	$ 366	$ 244

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

[b] Future principal repayments on long-term debt are estimated to be as follows:

2003	$	51
2004		90
2005		27
2006		36
2007		53
Thereafter		160
	$	417

[c] At December 31, 2002, the Company has operating lines of credit totalling $693 million and term lines of credit totalling $1.2 billion. The Company had outstanding letters of credit in the amount of $102 million drawn primarily under its term lines of credit. In addition to cash resources of $1.2 billion, the Company had unused and available operating lines of credit of approximately $480 million and term lines of credit of approximately $538 million.

[d] Under the terms of the Company's operating and term credit agreements, it is permitted to make use of bankers' acceptances and commercial paper to borrow at effective interest rates which are, from time to time, lower than those charged under the bank lines of credit.

[e] Net interest expense (income) includes:

	2002	2001	2000
Interest expense			
Current	**$ 18**	$ 14	$ 20
Long-term	**15**	21	25
	33	35	45
Interest income	**(46)**	(33)	(32)
Interest expense (income), net	**$ (13)**	$ 2	$ 13

[f] Interest paid in cash [including financing charges on Preferred Securities and other paid-in capital] was $60 million for the year ended December 31, 2002 [2001 – $84 million; 2000 – $103 million].

[g] At December 31, 2002, the Company had commitments under operating leases requiring annual rental payments as follows:

2003	$	77
2004		68
2005		57
2006		45
2007		40
Thereafter		149
	$	436

For the year ended December 31, 2002, operating lease expense amounted to approximately $76 million [2001 – $53 million; 2000 – $60 million].

17. SUBORDINATED DEBENTURES AND PREFERRED SECURITIES

[a] The Company's subordinated debentures and Preferred Securities are presented in the consolidated balance sheets as follows:

	2002	2001
Debentures' interest obligation	$ 106	$ 114
Minority interest	$ 5	$ —
Shareholders' equity		
Other paid-in capital		
Present value of the face amount of the subordinated debentures	$ 64	$ 421
Holders' conversion options	—	46
Issue costs related to equity components	—	(4)
Total included in other paid-in capital	64	463
Preferred Securities, net of issue costs	277	277
Total included in shareholders' equity	$ 341	$ 740

[b] The following is a summary of the issued and outstanding subordinated debentures, convertible subordinated debentures and Preferred Securities:

MEC Convertible Subordinated Debentures

On December 2, 2002, MEC issued $75 million of 7.25% convertible subordinated debentures at par. The subordinated debentures, which are denominated in U.S. dollars, are convertible at any time at the option of the holders into MEC Class A Subordinate Voting Stock at a conversion price of $8.25 per share and mature on December 15, 2009. The subordinated debentures are redeemable, at MEC's option, after December 15, 2007, at any time in whole or in part at par plus accrued and unpaid interest, and on and after December 21, 2005, when the closing price of MEC's Class A Subordinate Voting Stock exceeds 125% of the conversion price for at least 20 trading days in the previous 30 consecutive trading day period. Interest on the obligation is payable in U.S. dollars on a semi-annual basis.

The value assigned to the holders' conversion option of these subordinated debentures is included in MEC's equity. Accordingly, such amount is classified in minority interest in the Company's consolidated balance sheet as at December 31, 2002.

Decoma 9.5% Subordinated Debentures

On October 16, 2000, Decoma issued $90 million of 9.5% subordinated debentures at par. The subordinated debentures were unsecured, denominated in U.S. dollars and were redeemable at any time at par plus accrued and unpaid interest. The subordinated debentures were to mature on October 16, 2003. Interest on the obligation was payable in U.S. dollars on a quarterly basis. These subordinated debentures were repaid during 2001.

7.08% Subordinated Debentures

On September 21, 1999, the Company issued euro 100 million [$104 million on issue date] of 7.08% junior subordinated debentures at par. The unsecured subordinated debentures, which are denominated in euro, mature on September 30, 2009. The debentures are not redeemable except in the event of certain adverse changes in tax legislation. Upon maturity, the Company may at its option satisfy the amounts payable by issuing to the holders Class A Subordinate Voting Shares of the Company, based on a weighted average trading price of Class A Subordinate Voting Shares, provided that there is no continuing event of default.

4.875% Convertible Subordinated Debentures

On February 13, 1998, the Company issued $480 million of 4.875% Convertible Subordinated Debentures at par. The unsecured debentures, which were denominated in U.S. dollars, were convertible at any time at the option of the holders into Class A Subordinate Voting Shares at a conversion price of $74.27 per share and were to mature on February 15, 2005.

In May 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

5% Convertible Subordinated Debentures

On October 17, 1995, the Company issued $345 million of 5% Convertible Subordinated Debentures at par. The unsecured debentures, which were denominated in U.S. dollars, were convertible at any time at the option of the holders into Class A Subordinate Voting Shares at a conversion price of $53.04 per share and were to mature on October 15, 2002.

Prior to January 1, 2001, an aggregate $1 million principal amount of such debentures was converted into 9,366 Class A Subordinate Voting Shares. In August 2001, the Company called for redemption of the 5% Convertible Subordinated Debentures effective September 18, 2001. For the period from January 1, 2001 to September 18, 2001, an aggregate $223 million principal amount of such debentures was converted into 4,207,316 Class A Subordinate Voting Shares. On September 18, 2001, the balance of $121 million principal amount that remained outstanding was redeemed in cash.

8.65% Series A Preferred Securities and 8.875% Series B Preferred Securities

On September 21, 1999, the Company issued Cdn$165 million [$114 million on issue date] of 8.65% Series A Preferred Securities due September 30, 2048 and $170 million 8.875% Series B Preferred Securities due September 21, 2048. The Series A Preferred Securities, which are denominated in Canadian dollars, and the Series B Preferred Securities, which are denominated in U.S. dollars, are redeemable on or after September 30, 2004 and September 21, 2004, respectively, or in each case at any time in the event of certain adverse changes in tax legislation. Hereafter, the Series A and B Preferred Securities are collectively referred to as the "Preferred Securities".

Upon redemption or maturity of the Preferred Securities, the Company may at its option pay the outstanding principal amount plus any accrued and unpaid interest by delivering to the Trustee Class A Subordinate Voting Shares of the Company, in which event the holders of the Preferred Securities shall be entitled to receive a cash payment equal to the amount payable on redemption or maturity from the proceeds of sale of such Class A Subordinate Voting Shares by the Trustee on behalf of the Company.

The Company also has the right to defer, at any time, and from time to time, subject to certain conditions, payments of interest on the Preferred Securities by extending the interest payment period for up to 20 consecutive quarterly interest periods. The Company cannot pay or declare dividends on any of its capital stock when interest is being deferred. Interest continues to accrue but does not compound during such deferral periods. The Company may satisfy its obligation to pay deferred interest by delivering to the Trustee Class A Subordinate Voting Shares of the Company, in which event the holders of the Preferred Securities shall be entitled to receive a cash payment equal to the deferred interest payable from the proceeds of sale of such Class A Subordinate Voting Shares by the Trustee on behalf of the Company.

The Preferred Securities are unsecured junior subordinated debentures of the Company.

18. EMPLOYEE BENEFIT PLANS

[a] Employee Equity and Profit Participation and Defined Benefit Pension Plans

Prior to 2001, the Company's Corporate Constitution required that 10% of the employee pre-tax profits before profit sharing [as defined in the Corporate Constitution] for any fiscal period be allocated to an Employee Equity and Profit Participation Plan ["EPSP"] consisting of the Magna, Intier, Decoma and Tesma deferred profit sharing plans and a cash distribution to eligible employees of the respective companies. During 2001, Magna, Decoma and Intier amended their Corporate Constitutions to allow for the introduction of defined benefit pension plans in addition to the EPSP. All employees that participate in the EPSP were, and all new employees are, given the option of continuing in the EPSP or receiving a reduced entitlement under the EPSP plus a defined benefit pension. The defined benefit pension is payable to retirees age 65 or older and is based on years of service and compensation levels. Participants may take early retirement after age 55 and receive a reduced pension benefit.

MEC, Magna Donnelly and a limited number of the Company's European subsidiaries sponsor defined benefit pension and similar arrangements for their employees. European defined benefit pension plans, other than in the United Kingdom, are unfunded.

The significant actuarial assumptions adopted in measuring the Company's projected benefit obligations are as follows:

Discount rate	6.0% – 6.75%
Rate of compensation increase	3.75% – 5.0%
Expected return on plan assets	6.0% – 8.0%

	2002		2001		2000
Projected benefit obligation					
Beginning of year	$ 56	$	56	$	44
Current service and interest costs	17		9		7
Actuarial losses and changes in actuarial assumptions	4		(4)		1
Benefits paid	(3)		(2)		—
Acquisitions	129		—		6
Currency translation	5		(3)		(2)
End of year	$ 208	$	56	$	56
Plan assets at fair value					
Beginning of year	$ 38	$	43	$	37
Return on plan assets	(3)		(3)		5
Employer contributions	22		3		3
Benefits paid	(3)		(3)		—
Acquisitions	67		—		—
Currency translation	2		(2)		(2)
End of year	$ 123	$	38	$	43
Unfunded amount	$ 85	$	18	$	13
Unrecognized actuarial losses	(14)		(5)		—
Net amount recognized in the consolidated balance sheets	$ 71	$	13	$	13
Net periodic benefit cost					
Current service and interest costs	$ 17	$	9	$	7
Past service cost amortization	—		1		—
Return on plan assets	(2)		(3)		(5)
Actuarial losses	(1)		(2)		—
	$ 14	$	5	$	2

[b] Termination and Long Service Arrangements

Pursuant to labour laws and national labour agreements in certain European countries, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

All Austrian lump sum termination and long service payment arrangements are unfunded. However, pursuant to local tax laws, Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $35 million and $28 million at December 31, 2002 and 2001, respectively, and are included in investments in the Company's consolidated balance sheets.

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

The significant actuarial assumptions adopted in measuring the Company's projected benefit obligations under the termination and long service arrangements are as follows:

Discount rate	5.0%
Rate of compensation increase	4.0%

	2002	2001	2000
Projected benefit obligation			
Beginning of year	$ 76	$ 64	$ 73
Current service and interest costs	11	8	6
Actuarial (gains) losses and changes in actuarial assumptions	(3)	15	1
Benefits paid	(4)	(7)	(4)
Acquisition (divestitures)	6	—	(6)
Currency translation	14	(4)	(6)
End of year	$ 100	$ 76	$ 64
Unfunded amount	$ 100	$ 76	$ 64
Unrecognized actuarial losses	(12)	(14)	—
Net amount recognized in the consolidated balance sheets	$ 88	$ 62	$ 64
Net periodic benefit cost			
Current service and interest costs	$ 11	$ 8	$ 6
Actuarial losses	2	1	1
	$ 13	$ 9	$ 7

[c] Retirement Medical Benefits Plan

During the year ended December 31, 2000, the Company introduced a retirement medical benefits plan covering eligible employees and retirees. Retirees age 60 or older with ten or more years of service are eligible for benefits, and existing retirees as at August 1, 2000 who meet the above criteria are also eligible for benefits. Benefits are capped based on years of service. In addition, with the acquisition of Donnelly *[note 10]*, the Company assumed responsibility for its retirement medical benefits plan.

The significant actuarial assumptions adopted in measuring the Company's projected benefit obligations under the retirement medical benefits plans are as follows:

Discount rate	6.75%
Rate of compensation increase	4.00%

	2002	2001	2000
Projected benefit obligation			
Beginning of year	$ 19	$ 19	$ 5
Past service obligation arising on plan introduction	—	—	14
Current service and interest costs	3	3	2
Actuarial losses and changes in actuarial assumptions	1	(2)	—
Benefits paid	—	—	(1)
Acquisitions	16	—	—
Currency translation	(1)	(1)	(1)
End of year	$ 38	$ 19	$ 19
Unfunded amount	$ 38	$ 19	$ 19
Unrecognized past service obligation	(13)	(13)	(13)
Unrecognized actuarial gains	2	4	1
Net amount recognized in the consolidated balance sheets	$ 27	$ 10	$ 7
Net periodic benefit cost			
Current service and interest costs	$ 3	$ 3	$ 2
Past service cost amortization	—	1	1
	$ 3	$ 4	$ 3

19. MINORITY INTEREST

Minority interest consists of:

	Decoma	Intier	Tesma	MEC	Other	Total
Balance, December 31, 2000	$ 95	$ —	$ 133	$ 119	$ 9	$ 356
Share of results	17	2	27	2	—	48
Impact of:						
Share issues	62	64	1	22	—	149
Dividends paid	(4)	—	(5)	—	—	(9)
Redemption of Subordinated Debentures by subsidiary	(72)	—	—	—	—	(72)
Distribution on transfer of business						
to subsidiary [note 8]	(14)	—	—	—	—	(14)
Acquisition of minority interest in Decomex	—	—	—	—	(8)	(8)
Foreign exchange and other	(2)	—	(7)	—	—	(9)
Balance, December 31, 2001	82	66	149	143	1	441
Share of results	31	6	30	(9)	(1)	57
Impact of:						
Share issues	3	—	51	158	—	212
Dividends paid	(4)	(1)	(9)	—	—	(14)
Impairment charge on adoption of CICA 3062 [note 2]	(5)	(4)	—	—	—	(9)
Foreign exchange and other	2	4	9	4	4	23
Balance, December 31, 2002	$ 109	$ 71	$ 230	$ 296	$ 4	$ 710
Minority interest percentage at December 31, 2002	31%	11%	56%	41%		

20. CAPITAL STOCK

[a] The Company's authorized, issued and outstanding capital stock is as follows:

Preference shares – issuable in series –

The Company's authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Class A Subordinate Voting Shares and Class B Shares –

Class A Subordinate Voting Shares without par value [unlimited amount authorized] have the following attributes:

[i]   Each share is entitled to one vote per share at all meetings of shareholders.
[ii] Each share shall participate equally as to dividends with each Class B Share.

Class B Shares without par value [authorized – 1,412,341] have the following attributes:

[i]   Each share is entitled to 500 votes per share at all meetings of shareholders.
[ii] Each share shall participate equally as to dividends with each Class A Subordinate Voting Share.
[iii] Each share may be converted at any time into a fully-paid Class A Subordinate Voting Share on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

[b] Changes in the Class A Subordinate Voting Shares and Class B Shares for the years ended December 31, 2002, 2001 and 2000 are shown in the following table [number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest million]:

	Class A Subordinate Voting		Class B	
	Number of shares	Stated value	Number of shares	Stated value
Issued and outstanding at December 31, 1999	77,438,465	$ 1,441	1,097,909	$ 1
Issued under the Dividend Reinvestment Plan	12,688	—		
Issued for cash under the Incentive Stock Option Plan	16,000	1		
Issued and outstanding at December 31, 2000	77,467,153	1,442	1,097,909	1
Issued under the Dividend Reinvestment Plan	5,749	—		
Issued for cash under the Incentive Stock Option Plan	563,400	27		
Conversion of 5% Convertible Subordinated Debentures	4,207,316	213		
Conversion of Class B Shares to Class A Subordinate Voting Shares	900	—	(900)	—
Issued and outstanding at December 31, 2001	82,244,518	1,682	1,097,009	1
Issued under the Dividend Reinvestment Plan	30,352	2		
Issued for cash under the Incentive Stock Option Plan	402,625	19		
Conversion of 4.875% Convertible Subordinated Debentures	389,719	29		
Issued on redemption of 4.875% Convertible Subordinated Debentures	6,155,863	458		
Repurchase of Class A Subordinate Voting Shares	(33,900)	(1)		
Issued on acquisition of subsidiary	5,287,547	298		
Conversion of Class B Shares to Class A Subordinate Voting Shares	500	—	(500)	—
Issued and outstanding at December 31, 2002	**94,477,224**	**$ 2,487**	**1,096,509**	**$ 1**

[c] The Company has a Dividend Reinvestment Plan whereby shareholders have the option to receive their dividends in the form of Class A Subordinate Voting Shares in lieu of cash.

[d] On August 7, 2002, the Company announced that The Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"] accepted notices of the Company's intention to purchase for cancellation up to 3,250,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid commenced on August 12, 2002 and will expire no later than August 11, 2003. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX and the NYSE, subject to a maximum aggregate expenditure of U.S.$200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases will be determined by the Company. The Company will not purchase any of its Class B Shares pursuant to the bid.

During the year ended December 31, 2002, the Company repurchased for cancellation 33,900 Class A Subordinate Voting Shares for aggregate cash consideration of approximately $2 million. In accordance with the recommendations of the CICA, the excess of the cash paid over the book value of the common shares repurchased of $1 million has been charged to retained earnings.

[e] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at December 31, 2002 were exercised:

Class A Subordinate Voting Shares and Class B Shares outstanding at December 31, 2002	95.6
Stock options *[note 21]*	3.4
	99.0

The above amounts exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures and Preferred Securities on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures and Preferred Securities.

21. STOCK-BASED COMPENSATION

[a] Under the amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to full-time employees, outside directors or consultants of the Company. The maximum number of shares that can be reserved for issuance under the plan is 6.0 million shares. The number of unoptioned shares available to be reserved at December 31, 2002 was 1.5 million [2001 – 2.8 million]. All options granted are for a term of ten years from the grant date. For periods up to and including December 31, 1998, options vested $12^1/_2$% on the date of the grant and $12^1/_2$% in each of the following seven years. Options issued subsequent to 1998 generally vest 20% on the date of the grant and 20% on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

	Options outstanding		Number of options exercisable
	Number of options	Weighted average exercise price	
Outstanding at December 31, 1999	1,814,900	Cdn$78.85	476,150
Granted	120,000	Cdn$75.00	—
Exercised	(16,000)	Cdn$62.75	(16,000)
Surrendered	(10,000)	Cdn$75.00	(2,000)
Vested	—	—	425,250
Outstanding at December 31, 2000	1,908,900	Cdn$78.76	883,400
Granted	1,207,500	Cdn$68.75	—
Exercised	(563,400)	Cdn$73.64	(563,400)
Vested	—	—	837,000
Outstanding at December 31, 2001	2,553,000	Cdn$75.16	1,157,000
Granted	1,347,500	Cdn$109.45	—
Exercised	(402,625)	Cdn$74.67	(402,625)
Cancelled	(120,000)	Cdn$66.80	(120,000)
Vested	—	—	1,324,000
Outstanding at December 31, 2002	3,377,875	Cdn$89.19	1,958,375

At December 31, 2002, the outstanding options consist of [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

		Options outstanding		Number of options exercisable
	Exercise price	Number of options	Remaining contractual life [years]	
Tranche 1	Cdn$62.75	2,500	3.4	2,500
Tranche 2	Cdn$92.45	134,375	4.6	96,875
Tranche 3	Cdn$92.35	50,000	4.6	37,500
Tranche 4	Cdn$91.50	162,000	6.0	162,000
Tranche 5	Cdn$83.50	8,000	6.0	8,000
Tranche 6	Cdn$75.00	788,000	6.8	546,000
Tranche 7 – 9	Cdn$75.00	88,000	7.0	72,000
Tranche 10	Cdn$66.80	659,000	8.0	359,000
Tranche 11	Cdn$73.25	85,000	8.0	45,000
Tranche 12 – 13	Cdn$96.50	53,500	8.0	30,500
Tranche 14 – 15	Cdn$109.45	1,347,500	9.0	599,000
		3,377,875	7.8	1,958,375
Weighted average exercise price		Cdn$89.19		Cdn$86.91

[b] The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 years

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of proforma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the year ended December 31, 2002 would have been as follows:

	2002
Proforma net income	$ 539
Proforma earnings per Class A Subordinate Voting or Class B Share	
Basic	$ 5.68
Diluted	$ 5.66

The weighted average fair value of options granted during the year ended December 31, 2002 was Cdn$24.50.

22. FINANCIAL INSTRUMENTS

[a] Foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts and foreign exchange range forward contracts for the sole purpose of hedging certain of the Company's future committed U.S. dollar and euro ["€"] outflows and inflows. Gains and losses on these hedging instruments are recognized in the same period as, and as part of, the hedged transaction. In addition, in limited situations, the Company uses forward contracts to manage foreign exchange risk arising from intercompany loans. The Company does not enter into foreign exchange contracts for speculative purposes.

At December 31, 2002, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies in exchange for Canadian and U.S. dollars as follows:

	For Canadian dollars				For U.S. dollars	
Buy (Sell)	U.S. dollar amount	Weighted average rate	Euro amount	Weighted average rate	Euro amount	Weighted average rate
2003	$ 322	1.5405	€ 36	1.5102	€ 55	0.9532
2003	(293)	1.5222	(332)	1.5858	(48)	1.0108
2004	91	1.5268	20	1.4741	20	0.9317
2004	(194)	1.5326	(19)	1.5686	(4)	0.8546
2005	28	1.4969	16	1.5235	3	0.9392
2005	—	—	—	—	—	—
2006	7	1.5671	10	1.5915	—	—
2006	(147)	1.4987	(10)	1.5934	—	—
2007	—	—	7	1.6692	—	—
2007	(11)	1.6034	—	—	—	—
Thereafter	—	—	13	1.6723	—	—
	$ (197)		€ (259)		€ 26	

Based on forward foreign exchange rates as at December 31, 2002 for contracts with similar remaining terms to maturity, the unrecognized gains and losses relating to the Company's foreign exchange forward contracts are approximately $62 million and $109 million, respectively. If the Company's forward exchange contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

[b] Electricity swap contracts

Since May 2002, the Company pays a floating hourly price for electricity in the deregulated Ontario, Canada electricity market. At December 31, 2002, the Company had entered into electricity swap contracts to manage the cash flow risk of a portion of its forecasted electricity purchases. The swaps have an annual notional energy volume of approximately 565,000 megawatt hours ["MWh"] under which it pays a fixed average price of $52.47 per MWh and receives a floating average price per MWh based on the hourly Ontario energy price. These contracts expire on April 30, 2005. The net settlements under the electricity swap contracts are recognized in the same periods as, and as part of, the hedged transaction. The Company does not enter into electricity swap contracts for speculative purposes.

The estimated fair value of these electricity swap contracts as at December 31, 2002 is $3 million representing a financial asset of the Company. In December 2002, the Ontario government passed Bill 210, which freezes the electricity price for low volume and designated customers. Although the Company is not directly affected, Bill 210 has disrupted the forward market for Ontario electricity contracts and significantly reduced liquidity. The Company has estimated fair value based on available broker quotes, but given the current illiquidity of the market, the fair value is subject to significant measurement uncertainty.

[c] Fair value

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and other accrued liabilities

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

Fair value information is not readily available. However, management believes the market value to be in excess of the carrying value of investments.

Long-term debt and debentures' interest obligation

The fair values of the Company's long-term debt and debentures' interest obligation, based on current rates for debt with similar terms and maturities, are not materially different from their carrying values.

[d] Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange forward and electricity swap contracts with positive fair values.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

Cash and cash equivalents which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and which the Company anticipates will satisfy their obligations under the contracts.

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

[e] Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In addition, the Company's exposure to interest rate risk on fixed rate long-term instruments is also reduced given the minimum periods to redemption with respect to the convertible subordinated debentures and Preferred Securities.

23. CURRENCY TRANSLATION ADJUSTMENT

Unrealized currency translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company's self-sustaining foreign operations, resulted in an unrealized currency translation gain of $180 million during the year ended December 31, 2002 [2001 – loss of $117 million; 2000 – loss of $120 million]. The 2002 unrealized gain resulted primarily from the strengthening of the euro and British pound against the U.S. dollar. The 2001 and 2000 unrealized loss resulted primarily from the weakening of the euro, British pound and Canadian dollar against the U.S. dollar.

24. INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company's combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest [before eliminations]:

Balance Sheets

	2002	2001
Current assets	**$ 140**	$ 100
Long-term assets	**$ 43**	$ 43
Current liabilities	**$ 64**	$ 51
Long-term liabilities	**$ 70**	$ 46

Statements of Income

	2002	2001	2000
Sales	**$ 436**	$ 356	$ 668
Cost of goods sold, expenses and income taxes	**409**	337	634
Net income	**$ 27**	$ 19	$ 34

Statements of Cash Flows

Cash provided from (used for):	**2002**	2001	2000
Operating activities	**$ 42**	$ 61	$ 74
Investment activities	**$ (1)**	$ (14)	$ (67)
Financing activities	**$ (33)**	$ (38)	$ (33)

The Company's share of equity in jointly controlled entities includes undistributed earnings of $42 million [2001 – $45 million].

25. TRANSACTIONS WITH RELATED PARTIES

The Company has agreements with an affiliate of the Chairman of the Board for the provision of business development and consulting services. In addition, the Company has an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2002 was $33 million [2001 – $33 million; 2000 – $28 million].

During the year ended December 31, 2002, trusts, which exist to make orderly purchases of the Company's shares for employees either for transfer to the EPSP or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $50 million [2001 – $51 million; 2000 – $41 million] from the Company to facilitate the purchase of Class A Subordinate Voting Shares of the Company. At December 31, 2002, the trusts' indebtedness to the Company was $28 million [2001 – $33 million].

Investments include $2 million [2001 – $2 million], at cost, in respect of an investment in a company that was established to acquire shares of the Company for sale to employees.

During the year ended December 31, 2000, a subsidiary of the Company purchased approximately 200 acres of land and improvements in Aurora, Ontario from a company associated with members of the family of Mr. Stronach and Ms. Stronach for a purchase price of approximately $11.0 million. Mr. Stronach and Ms. Stronach are Magna's Chairman of the Board, and President and Chief Executive Officer, respectively. In addition, during the year ended December 31, 2000, a subsidiary of the Company sold approximately three acres of land and improvements in Aurora, Ontario to the same company associated with members of the family of Mr. Stronach and Ms. Stronach for approximately $0.2 million.

26. CONTINGENCIES

[a] In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim alleges, among other things:

- breach of fiduciary duty by the Company and two of its subsidiaries;

- breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

- the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. ["TRW"] and other unrelated third party automotive supplier defendants of such technology in North America;

- a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. The Company has filed an amended statement of defence and counterclaim. Document production is underway and examinations for discovery have commenced. The Company intends to vigorously defend this case. At this time, notwithstanding the early stages of these legal proceedings and the difficulty in predicting final outcomes, management believes that the ultimate resolution of these claims will not have a material adverse effect on the consolidated financial position of the Company.

[b] A customer of one of the Company's publicly traded subsidiaries, Intier, has asserted a claim for reimbursement for warranty costs as well as additional expenses which it expects to incur as a result of a voluntary customer satisfaction-based recall of a product which forms part of a module supplied by Intier to the customer. The product in question is supplied to Intier by another large unrelated supplier that Intier was directed to use by its customer. The customer has claimed that the warranty and future recall costs could aggregate up to $42 million. Based on Intier's investigations to date, Intier does not believe that it has any liability for this claim and that any liability that it may become subject to, if it is established that the product is defective, will be recoverable from the supplier of the product, although Intier cannot provide assurance that this will be the case.

[c] In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an on-going basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[d] In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Product liability provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when the Company and/or the customer decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company's estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share in the recall cost. Due to the nature of the costs, the Company makes its best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. Given the nature of the Company's products, to date, the Company has not experienced significant warranty, including product liability and recall, costs.

However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently the Company only accounts for existing or probable claims, however, a significant increase in warranty responsibility could require the Company to consider accounting for possible future claims.

27. SEGMENTED INFORMATION

[a] Magna follows a corporate policy of functional and operational decentralization. It conducts its automotive operations through divisions which function as autonomous operating units. Each automotive systems group provides full service systems integration in a specific vehicle area.

The Company's automotive operations are further segmented in the Company's internal financial reports along global product lines between publicly traded and wholly owned operations. The segregation of automotive operations between publicly traded and wholly owned recognizes the fact that in the case of wholly owned operations, the Company's President and Chief Executive Officer and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of publicly traded operations, such responsibility has been delegated to the public company's separate board of directors and their executive management.

The Company's reporting segments are as follows:

Public Automotive Operations

The Company's Public Automotive Operations include:

[i] Decoma International Inc.
Decoma [including 100% of Bestop] designs, engineers and manufactures automotive exterior components and systems which include fascias [bumpers], front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks [including sport utility vehicles and mini-vans]. Decoma has 35 manufacturing facilities and eight engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England and Japan.

[ii] Intier Automotive Inc.
Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world through 65 manufacturing facilities [including one joint venture facility with Magna Steyr] and 17 product development, engineering and testing centres [including one joint venture facility with Magna Steyr] in North America, Europe, Brazil, China and Japan.

[iii] Tesma International Inc.
Tesma is a global supplier of highly-engineered engine, transmission and fueling component systems and modules for the automotive industry. Tesma has 23 manufacturing facilities and 3 research centres in North America, Europe and Asia.

Wholly Owned Automotive Operations

The Company's Wholly Owned Automotive Operations include:

[i] Magna Steyr
Magna Steyr is the automotive industry's leading independent assembler of low volume derivative, niche and other vehicles, and an advanced developer and supplier of complete drivetrain technologies, including four-wheel/all-wheel drive systems and axle modules. Magna Steyr has eight manufacturing and assembly facilities [including one joint venture facility with each of Intier and the Cosma and Other Automotive Operations] and eight engineering and testing facilities [including one joint venture facility with Intier] in Europe, India, the United States and Mexico.

[ii] Cosma and Other Automotive Operations
• *Cosma International* – Cosma International manufactures a comprehensive range of stamped, hydroformed and welded metal body and chassis systems, components, assemblies and modules. The Cosma operations have 37 manufacturing facilities [including one joint venture facility with Magna Steyr] and nine engineering and testing facilities in North America and Europe.

• *Other Automotive Operations* – Other automotive operations include Magna Donnelly, including the results of Donnelly from October 1, 2002. Magna Donnelly maunfactures exterior and interior mirror, lighting and engineered glass systems, including advanced electronics. The Company's other automotive operations have 32 manufacturing facilities and five engineering and testing facilities in North America, South America and Europe.

Magna Entertainment Corp.

In addition to the Company's Automotive Operating Segments, the Company has certain non-automotive operations held through its subsidiary, MEC. MEC currently operates or manages 12 thoroughbred racetracks, one standardbred racetrack and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business known as "XpressBet™" and owns and operates "HorseRacing TV™", a new television channel focused exclusively on horse racing.

| | **2002** | | | | | |
	Total sales	Depreciation and amortization	Interest (income) expense, net	Operating income	Fixed asset additions	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 2,125	$ 78	$ 20	$ 170	$ 101	$ 529
Intier Automotive Inc.	3,862	87	8	114	137	460
Tesma International Inc.	926	40	2	83	66	275
Wholly Owned Automotive Operations						
Magna Steyr	1,906	65	10	13	261	413
Cosma International and Other Automotive Operations	3,678	129	18	382	161	985
Corporate and Other (i), (iii)	(75)	23	(71)	185	65	1,001
Total Automotive Operations	12,422	422	(13)	947	791	3,663
MEC (ii)	549			(23)	107	752
Total reportable segments	$ 12,971	$ 422	$ (13)	$ 924	$ 898	4,415
Current assets						4,369
Investments, goodwill and other assets						1,358
Consolidated total assets						$ 10,142

| | 2001 | | | | | |
	Total sales	Depreciation and amortization	Interest (income) expense, net	Operating income	Fixed asset additions	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 1,885	$ 83	$ 28	$ 118	$ 68	$ 488
Intier Automotive Inc.	3,268	86	19	81	88	404
Tesma International Inc.	791	34	2	74	80	246
Wholly Owned Automotive Operations						
Magna Steyr	1,472	50	21	28	72	262
Cosma International and Other Automotive Operations	3,182	114	(5)	369	115	829
Corporate and Other (i), (iii)	(91)	32	(63)	177	63	791
Total Automotive Operations	10,507	399	2	847	486	3,020
MEC (ii)	519			23	39	575
Total reportable segments	$ 11,026	$ 399	$ 2	$ 870	$ 525	3,595
Current assets						3,558
Investments, goodwill and other assets						748
Consolidated total assets						$ 7,901

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

	2000					
	Total sales	Depreciation and amortization	Interest (income) expense, net	Operating income	Fixed asset additions	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 1,648	$ 67	$ 24	$ 94	$ 79	$ 503
Intier Automotive Inc.	2,971	83	25	67	105	403
Tesma International Inc.	785	30	1	94	58	212
Wholly Owned Automotive Operations						
Magna Steyr	1,328	52	15	15	95	305
Cosma International and Other Automotive Operations	3,492	110	42	335	159	834
Corporate and Other (i), (iii)	(125)	30	(94)	203	103	763
Total Automotive Operations	10,099	372	13	806	599	3,020
MEC (ii)	414			2	54	569
Total reportable segments	$ 10,513	$ 372	$ 13	$ 808	$ 653	3,589
Current assets						3,137
Investments, goodwill and other assets						679
Consolidated total assets						$ 7,405

Notes:

(i) Included in Corporate and Other operating income are intercompany fees, rent and interest charged to the other automotive segments.

(ii) Included in MEC operating income for the year ended December 31, 2002 are depreciation and amortization and net interest expense of $23 million and $1 million, respectively [2001 – $26 million and $3 million, respectively; 2000 – $20 million and $nil, respectively].

(iii) During the year ended December 31, 2002, equity income of $23 million is included in the Corporate and Other segment [2001 – $16 million; 2000 – $16 million].

[b] In the year ended December 31, 2002, sales to the Company's three largest customers amounted to 28%, 21% and 19% [2001 – 29%, 24% and 19%; 2000 – 28%, 22% and 20%] of total sales.

[c] The following table shows certain information with respect to geographic segmentation:

	2002		
	Total sales	Fixed assets, net	Goodwill, net
Canada	**$ 3,945**	$ 1,218	$ 72
United States	**3,714**	1,424	267
Euroland (i)	**3,602**	1,289	82
Mexico	**844**	303	—
Great Britain	**695**	112	46
Other	**171**	69	—
	$ 12,971	$ 4,415	$ 467

	2001		
	Total sales	Fixed assets, net	Goodwill, net
Canada	$ 3,622	$ 1,042	$ 61
United States	3,007	1,182	70
Euroland (i)	2,997	848	85
Mexico	840	360	—
Great Britain	468	107	43
Other	92	56	—
	$ 11,026	$ 3,595	$ 259

	2000		
	Total sales	Fixed assets, net	Goodwill, net
Canada	$ 3,801	$ 1,031	$ 58
United States	2,836	1,147	70
Euroland (i)	2,770	902	119
Mexico	554	335	—
Great Britain	400	117	48
Other	152	57	—
	$ 10,513	$ 3,589	$ 295

(i) For purposes of geographic segmentation, Euroland has been defined as those European countries that have adopted the euro as their common currency.

28. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for:

[a] Joint Ventures

The Company has certain interests in jointly controlled entities which have been proportionately consolidated in the Company's financial statements. For purposes of U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

[b] Financial Instruments

The Company's subordinated debentures are recorded in part as debt and in part as shareholders' equity. In addition, the Company's Preferred Securities are recorded entirely as shareholders' equity. Under U.S. GAAP, the subordinated debentures and Preferred Securities would be recorded entirely as debt.

[c] Design and Development Costs

Design and engineering costs reimbursed as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists. Design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and reimbursed as part of the piece price amount for, subsequent related parts production] are also expensed as incurred unless a contractual guarantee for reimbursement exists or the supply agreement provides the non-cancelable right to use the moulds, dies and other tools. These policies were adopted for Canadian GAAP in the year ended December 31, 2000 on a retroactive basis. Under U.S. GAAP, the above policies are applied through a cumulative catch-up adjustment as of January 1, 2000.

[d] In-House Tooling and Engineering

In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Effective January 1, 2000, the Company changed its method of accounting under U.S. GAAP for in-house engineering service and tooling contracts provided in conjunction with subsequent assembly or production activities which are regarded as a single arrangement. Previously, the Company had recognized revenue from these engineering service and tooling contracts on a percentage of completion basis. Under the new accounting method adopted effective January 1, 2000 for U.S. GAAP purposes, the Company recognizes revenue and related cost of sales for these activities over the estimated life of the assembly or production arrangement. The effect of the change for the year ended December 31, 2000 was to decrease net income by $3 million [$0.03 per share].

For the year ended December 31, 2002, revenues and expenses under U.S. GAAP are lower by $71 million [2001 – $142 million; 2000 – $61 million] and $69 million [2001 – $133 million; 2000 – $58 million], respectively, as a result of this difference between Canadian and U.S. GAAP. The net revenue reduction for the year ended December 31, 2002 includes $45 million [2001 – $79 million; 2000 – $102 million] in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

[e] Derivative Instruments

The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

U.S. dollar, Canadian dollar and euro outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ["FAS 133"], as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value [i.e., gains or losses] of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

Effective January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133. As a result, for the year ended December 31, 2001 the Company's derivative portfolio was not eligible for hedge accounting despite the fact that management considered its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar, Canadian dollar and euro outflows and inflows.

Accordingly, the Company has recorded a charge to income of $26 million in the year ended December 31, 2001 for purposes of reconciling to U.S. GAAP. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP. In addition, upon adoption of FAS 133, the Company recorded a cumulative adjustment to other comprehensive income of $9 million as of January 1, 2001 of which $1 million [2001 – $5 million] has reversed through income during 2002.

The Company has reviewed its other commercial contracts outstanding as at December 31, 2002, 2001 and 2000 in relation to FAS 133 and has determined that there are no embedded derivatives as defined in the statements.

[f] Stock-Based Compensation

The Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ["APB 25"] as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ["FAS 123"]. Under APB 25, when a stock option is repurchased by the Company for a cash payment, the Company must record compensation expense.

In addition, under FAS 123 when stock options are issued to non-employees other than directors acting in their capacity as a director, the Company must record compensation expense. Options issued to directors for services provided outside of their role as a director are recorded as compensation expense by the Company.

Under the new rules of CICA 3870 prospectively adopted by the Company effective January 1, 2002 *[note 2[d]]*, the same treatment is now applicable for Canadian GAAP purposes. Prior to January 2002, for Canadian GAAP purposes, stock repurchased by the Company was considered to be a capital transaction and recorded in retained earnings and when stock options were issued to non-employees no compensation expense was recognized because the options had no intrinsic value at the time of issuance.

The new rules under CICA 3870 are substantially harmonized with the existing U.S. GAAP rules contained in APB 25 and FAS 123; however, in accordance with the transitional provisions, the Company has decided to apply the new rules on a prospective basis to awards granted subsequent to January 1, 2002. As such, the amount of compensation expense for proforma disclosures under U.S. GAAP will differ from that calculated for Canadian GAAP until all options granted prior to January 1, 2002 have fully vested and all related compensation expense has been recorded for U.S. GAAP purposes.

In addition, under Emerging Issues Task Force 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44", when stock options are issued after January 18, 2001 and are denominated in multiple currencies, the Company must record compensation expense. Given that the Company has adopted the new recommendations of CICA 3870 on a prospective basis, no compensation expense has been, nor will be, recognized under Canadian GAAP for options denominated in multiple currencies that were issued between January 18, 2001 and December 31, 2001.

[g] Cumulative Translation Adjustment

Under U.S. GAAP, Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ["FAS 52"], the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to realize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company's net investment in a foreign subsidiary resulting from the payment of dividends.

[h] Electricity Swap Contracts

As described in note 22 [b], the Company uses electricity swap contracts to manage the cash flow risk from its electricity purchase requirements in Ontario, Canada. Under both Canadian and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedge transaction. For U.S. GAAP purposes only, the Company reflects the estimated fair value of the swap contracts on the balance sheet with an offsetting adjustment to other comprehensive income.

[i] Goodwill and Other Intangible Assets

As more fully described in note 2[c], the Company has prospectively adopted the new Canadian GAAP recommendations related to goodwill and other intangible assets. The Canadian GAAP recommendations are the same as the U.S. GAAP requirements on business combinations ["FAS 141"] and goodwill and other intangible assets ["FAS 142"]. The principles of FAS 141 and 142 are the same as Canadian GAAP except that, under Canadian GAAP the net goodwill writedown of $42 million has been charged to January 1, 2002 opening retained earnings. Under U.S. GAAP, the net goodwill writedown of $42 million has been applied as a cumulative adjustment to net income as of January 1, 2002.

[j] Change in Reporting Currency

Effective December 31, 1998, the Company adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the Company's reporting currency. Under Canadian GAAP, the Company's consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998. Under U.S. GAAP, the consolidated financial statements for periods prior to the change in reporting currency were translated to U.S. dollars using the current rate method, which method uses specific year end or specific annual average exchange rates as appropriate.

[k] The following table presents net income and earnings per share information following U.S. GAAP:

	2002	2001	2000
Net income under Canadian GAAP	$ 554	$ 579	$ 596
Adjustments [net of related tax effects]:			
Additional interest expense and foreign exchange gains (losses)			
on subordinated debentures and Preferred Securities [b]	(10)	(57)	(47)
In-house tooling and engineering [d]	(2)	(9)	(3)
Derivative instruments [e]	6	(26)	—
Compensation expense [f]	4	(13)	(1)
Translation loss realized on the reduction of the net investment in a foreign subsidiary [g]	(5)	(1)	—
Net income under U.S. GAAP before cumulative catch-up adjustments	547	473	545
Cumulative adjustment for change in accounting policy related to goodwill [i]	(42)	—	—
Cumulative adjustments for change in accounting for design and			
development costs and in-house tooling and engineering [c], [d]	—	—	(69)
Net income under U.S. GAAP	505	473	476
Other comprehensive income (loss):			
Foreign currency translation adjustment	147	(93)	(109)
Cumulative adjustment at January 1, 2001 for the change in derivative instrument accounting [e]	—	(9)	—
Derivative instruments recorded in other comprehensive income [e], [h]	12	—	—
Derivative instruments realized in net income [e]	3	5	—
Comprehensive income under U.S. GAAP	$ 667	$ 376	$ 367
Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP:			
Basic			
Before cumulative catch-up adjustments	$ 6.17	$ 5.91	$ 6.94
Cumulative catch-up adjustments [c], [d], [i]	(0.48)	—	(0.88)
After cumulative catch-up adjustment	$ 5.69	$ 5.91	$ 6.06
Diluted			
Before cumulative catch-up adjustments	$ 5.88	$ 5.67	$ 6.39
Cumulative catch-up adjustments [c], [d], [i]	(0.46)	—	(0.75)
After cumulative catch-up adjustment	$ 5.42	$ 5.67	$ 5.64

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

Earnings per share data after cumulative catch-up adjustments were computed as follows:

	2002	2001	2000
Basic earnings per Class A Subordinate Voting or Class B Share – After cumulative catch-up adjustments			
Net income under U.S. GAAP	**$ 505**	$ 473	$ 476
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	**88.7**	80.1	78.5
Basic earnings per Class A Subordinate Voting or Class B Share	**$ 5.69**	$ 5.91	$ 6.06
Diluted earnings per Class A Subordinate Voting or Class B Share – After cumulative catch-up adjustments			
Net income under U.S. GAAP	**$ 505**	$ 473	$ 476
Adjustments [net of related tax effects]:			
Interest, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	**(6)**	29	23
Interest, issue cost amortization and foreign exchange on 5% Convertible Subordinated Debentures	**—**	16	17
	$ 499	$ 518	$ 516
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	**88.7**	80.1	78.5
4.875% Convertible Subordinated Debentures	**2.8**	6.5	6.5
5% Convertible Subordinated Debentures	**—**	4.4	6.5
Stock options	**0.5**	0.4	—
	92.0	91.4	91.5
Diluted earnings per Class A Subordinate Voting or Class B Share	**$ 5.42**	$ 5.67	$ 5.64

[l] The following tables indicate the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	2002					
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative instruments	Other	U.S. GAAP
Other assets	**$ 601**	**$ 4**	**$ —**	**$ 3**	**$ —**	**$ 608**
Other accrued liabilities	**$ 199**	**$ —**	**$ 45**	**$ 16**	**$ 8**	**$ 268**
Future tax liabilities, net	**$ 149**	**$ 2**	**$ (16)**	**$ (4)**	**$ —**	**$ 131**
Subordinated debentures	**$ —**	**$ 176**	**$ —**	**$ —**	**$ —**	**$ 176**
Debentures' interest obligation	**$ 106**	**$ (106)**	**$ —**	**$ —**	**$ —**	**$ —**
Preferred Securities	**$ —**	**$ 275**	**$ —**	**$ —**	**$ —**	**$ 275**
Minority interest	**$ 710**	**$ (5)**	**$ —**	**$ —**	**$ —**	**$ 705**
Shareholders' equity:						
Capital stock	**$ 2,488**	**$ 5**	**$ —**	**$ —**	**$ 140**	**$ 2,633**
Preferred Securities	**277**	**(277)**	**—**	**—**	**—**	**—**
Other paid-in capital	**64**	**(64)**	**—**	**—**	**—**	**—**
Retained earnings	**2,570**	**30**	**(28)**	**(20)**	**115**	**2,667**
Accumulated other comprehensive loss	**22**	**(32)**	**(1)**	**9**	**(273)**	**(275)**
Shareholders' equity	**$ 5,421**	**$ (338)**	**$ (29)**	**$ (11)**	**$ (18)**	**$ 5,025**

	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative instruments	Other	U.S. GAAP
Other assets	$ 287	$ 12	$ —	$ —	$ —	$ 299
Other accrued liabilities	$ 158	$ 7	$ 42	$ 46	$ 1	$ 254
Future tax liabilities, net	$ 160	$ (15)	$ (15)	$ (16)	$ —	$ 114
Subordinated debentures	$ —	$ 568	$ —	$ —	$ —	$ 568
Debentures' interest obligation	$ 114	$ (114)	$ —	$ —	$ —	$ —
Preferred Securities	$ —	$ 282	$ —	$ —	$ —	$ 282
Shareholders' equity:						
Capital stock	$ 1,683	$ 11	$ —	$ —	$ 152	$ 1,846
Preferred Securities	277	(277)	—	—	—	—
Other paid-in capital	463	(463)	—	—	—	—
Retained earnings	2,217	3	(26)	(26)	115	2,283
Accumulated other comprehensive loss	(158)	10	(1)	(4)	(268)	(421)
Shareholders' equity	$ 4,482	$ (716)	$ (27)	$ (30)	$ (1)	$ 3,708

[m] Variable Interest Entities

One of the Company's German subsidiaries has entered into an operating lease for a new facility currently under construction. Construction costs are estimated at approximately $12 million. Such facility is owned by a partnership that has been substantially debt financed to fund the construction. The partnership is owned directly and indirectly by a leasing company. The partnership has entered into a lease agreement with the leasing company which in turn has entered into a sublease with the Company's German subsidiary. Such sublease is for a term of 19 years with a five-year renewal option. Although the Company's German subsidiary has options to acquire either the facility under lease or the partnership, the Company's obligations under this arrangement are limited to those in its operating lease agreement.

[n] As more fully described above, the Company has elected to adopt the new recommendations of CICA 3870 to awards granted subsequent to January 1, 2002. As such, for U.S. GAAP, the proforma disclosure calculation will differ as they include fair value calculations on all options granted under the plan and in accordance with the applicable vesting provisions therein.

Despite the limitations in its effectiveness as a reliable single model for determining the fair value of the Company's stock options, the Company uses the Black-Scholes option pricing model for estimating the fair value of stock options at the date of grant *[note 21]*.

For purposes of U.S. GAAP proforma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares and basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been:

	2002	2001	2000
Proforma net income after cumulative catch-up adjustments attributable to Class A Subordinate Voting and Class B Shares	$ 469	$ 469	$ 467
Proforma earnings per Class A Subordinate Voting or Class B Share after cumulative catch-up adjustments			
Basic	$ 5.28	$ 5.86	$ 5.94
Diluted	$ 5.02	$ 5.63	$ 5.54
Weighted average fair value of options granted during the year	$ 15.61	$ 9.93	$ 10.54

[o] Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise stated]

Canadian GAAP standards:

In 2002, the CICA amended Handbook Section 3475, “Disposal of Long-lived Assets and Discontinued Operations” [“CICA 3475”]. CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

In 2002, the CICA approved proposed amendments to Accounting Guideline AcG-13, “Hedging Relationships” [“AcG-13”]. The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

Although the Company is currently reviewing CICA 3475 and AcG-13, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

United States GAAP standards:

In 2001, the Financial Accounting Standards Board [“FASB”] issued Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” [“FAS 143”]. FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset’s useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

In 2002, FASB issued Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” [“FAS 146”]. FAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” [“FIN 45”]. FIN 45 requires certain guarantees to be recorded at fair value; previously, a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

In 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” [“FIN 46”]. FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

Although the Company is currently reviewing FAS 143 and FAS 146 and the recognition and measurement requirements of FIN 45 and FIN 46, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

29. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year’s method of presentation.

Supplementary Financial and Share Information

Financial Summary

[U.S. dollars in millions, except per share figures]

	Years ended December 31,			Five-Month Period ended December 31,	Years ended July 31,					
	2002	2001	2000	1999	1998	1998	1997	1996	1995	1994	1993
Operational Data											
Total Sales	**$12,971**	$ 11,026	$ 10,513	$ 9,447	$ 3,396	$ 6,006	$ 5,024	$ 3,826	$ 3,133	$ 2,538	$ 1,881
Net income	**554**	579	596	419	114	301	386	207	204	153	92
Basic earnings per Class A or Class B Share	**$ 5.83**	$ 6.55	$ 7.02	$ 4.94	$ 1.33	$ 3.93	$ 5.32	$ 3.17	$ 3.35	$ 2.73	$ 2.02
Diluted earnings per Class A or Class B Share	**$ 5.82**	$ 6.20	$ 6.44	$ 4.65	$ 1.31	$ 3.71	$ 4.99	$ 3.05	$ 3.32	$ 2.53	$ 1.67
Depreciation and amortization	**422**	399	372	332	120	192	147	121	102	90	81
Cash flow from operations	**1,460**	1,029	655	713	143	359	453	198	298	244	220
Cash dividends paid per Class A or Class B Share	**$ 1.36**	$ 1.36	$ 1.24	$ 1.11	$ 0.22	$ 0.84	$ 0.74	$ 0.71	$ 0.71	$ 0.53	$ 0.36
Average number of Class A and Class B Shares outstanding	**88.7**	80.1	78.5	78.5	78.4	71.9	70.4	62.2	61.0	56.0	45.4
Financial Position											
Total assets	**10,142**	7,901	7,405	7,033	6,116	5,551	3,447	2,836	2,008	1,596	1,094
Fixed assets, net	**4,415**	3,595	3,589	3,498	2,842	2,417	1,353	981	852	703	564
Working capital	**1,433**	1,313	1,054	663	564	716	763	986	360	232	140
Capital expenditures	**898**	525	653	859	370	638	471	216	193	148	55
Long-term debt	**472**	358	459	461	386	328	163	186	108	68	110
Shareholders' equity	**5,421**	4,482	4,200	3,933	3,334	3,177	2,112	1,785	1,077	862	552
Equity per Class A or Class B Share	**$ 53.15**	$ 44.90	$ 40.59	$ 37.78	$ 34.78	$ 32.95	$ 25.46	$ 21.61	$ 17.53	$ 14.18	$ 11.05
Long-term debt to shareholders' equity ratio	**0.09:1**	0.08:1	0.11:1	0.12:1	0.12:1	0.10:1	0.08:1	0.10:1	0.10:1	0.08:1	0.20:1

Supplementary Financial and Share Information

Supplementary Quarterly Financial Data (unaudited)

[U.S. dollars in millions, except per share figures]

Year Ended December 31, 2002	March 31	June 30	September 30	December 31	Total
Sales	$ 3,121	$ 3,273	$ 3,027	$ 3,550	$ 12,971
Gross Margin on automotive sales	510	576	486	577	2,149
Net Income	153	159	132	110	554
Earnings per Class A Subordinate Voting or Class B share					
Basic	$ 1.73	$ 1.64	$ 1.41	$ 1.10	$ 5.83
Diluted	1.65	1.63	1.40	1.10	5.82

Year Ended December 31, 2001	March 31	June 30	September 30	December 31	Total
Sales	$ 2,863	$ 2,817	$ 2,517	$ 2,829	$ 11,026
Gross Margin on automotive sales	478	527	427	487	1,919
Net Income	144	213	104	118	579
Earnings per Class A Subordinate Voting or Class B share					
Basic	$ 1.68	$ 2.56	$ 1.04	$ 1.31	$ 6.55
Diluted	1.54	2.24	1.02	1.28	6.20

Share Information

The Class A Subordinate Voting Shares ("Class A Shares") are listed and traded in Canada on the Toronto Stock Exchange ("TSX") and in the United States on The New York Stock Exchange ("NYSE"). The Class B Shares are listed and traded in Canada on the TSX. As of March 7, 2003 there were 1,233 registered holders of Class A Shares and 89 holders of Class B Shares.

Distribution of Shares

	Class A	Class B
Canada	78.13%	99.1%
United States	21.86%	.9%
Other	.01%	–

Dividends

Dividends paid on the Magna Class A Subordinate Voting and Class B Shares for 2002 were paid on each of March 15, June 14, September 16 and December 16, 2002 at the rate of U.S.$0.34 per share.

Dividends on the Class A Subordinate Voting and Class B Shares, when payable to holders who are non-residents of Canada, are generally subject to withholding tax at a rate of 25 percent (25%) unless reduced, according to the provisions of the applicable tax treaty. Currently, the reduced rate applicable to dividends paid to a resident of the United States is generally 15 percent (15%).

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sale prices of the Class A Shares and Class B Shares and volumes of Class A Shares and Class B Shares traded in each case as reported by the TSX and NYSE, respectively.

CLASS A (TSX) ($CDN)

	Year Ended December 31, 2002			Year Ended December 31, 2001		
Quarter	Volume	High	Low	Volume	High	Low
1st	17,766,830	118.75	94.50	17,585,359	75.00	60.50
2nd	17,859,090	122.00	98.17	11,855,431	95.12	70.41
3rd	15,952,670	104.60	85.52	17,494,737	106.25	69.95
4th	17,853,090	91.54	78.67	14,231,693	104.00	78.71

CLASS B (TSX) ($CDN)

	Year Ended December 31, 2002			Year Ended December 31, 2001		
Quarter	Volume	High	Low	Volume	High	Low
1st	5,230	125.00	93.00	3,285	90.00	82.00
2nd	1,150	123.00	96.00	1,095	97.00	83.00
3rd	710	105.00	90.00	680	103.00	95.00
4th	420	95.00	83.00	340	101.74	93.00

CLASS A (NYSE) ($US)

	Year Ended December 31, 2002			Year Ended December 31, 2001		
Quarter	Volume	High	Low	Volume	High	Low
1st	18,236,900	74.50	59.25	9,677,200	49.47	40.44
2nd	21,953,600	78.09	64.81	11,499,700	62.37	44.64
3rd	17,472,500	68.80	53.90	20,924,600	69.00	45.50
4th	18,018,100	57.90	49.35	15,199,900	65.82	50.14

Corporate Directory

Board of Directors

Frank Stronach
Chairman of the Board

William H. Fike
Corporate Director

Manfred Gingl
Executive Vice-Chairman,
Magna International Inc.
Vice-Chairman & Chief Executive Officer,
Tesma International Inc.

Michael Harris
Consultant and Senior Business Advisor,
Goodmans LLP

The Honourable Edward C. Lumley
Vice-Chairman, BMO Nesbitt Burns

Karlheinz Muhr
Chairman, Volaris Advisors

Gerhard Randa
Chairman & Chief Executive Officer
Bank Austria AG

Donald Resnick
Corporate Director

Royden R. Richardson
President, RBQ Limited

Belinda Stronach
President & Chief Executive Officer

The Honourable Franz Vranitzky
Corporate Director

Siegfried Wolf
Executive Vice-Chairman,
Magna International Inc.
Chairman of the Supervisory Board,
Magna Steyr

Officers

Belinda Stronach
President & Chief Executive Officer

Manfred Gingl
Executive Vice-Chairman

Siegfried Wolf
Executive Vice-Chairman

William Biggar
Executive Vice-President

David Carroll
Executive Vice-President,
Marketing & Corporate Planning

J. Brian Colburn
Executive Vice-President,
Special Projects & Secretary

Werner Czernohorsky
Executive Vice-President

Roman Doroniuk
Executive Vice-President, Strategic Planning

Vincent J. Galifi
Executive Vice-President,
Finance & Chief Financial Officer

Peter Koob
Executive Vice-President,
Corporate Development

Marc Neeb
Executive Vice-President,
Global Human Resources

Jeffrey O. Palmer
Executive Vice-President

Tom Skudutis
Executive Vice-President, Operations

Cameron Hastings
Vice-President, Core Projects

Roland B. Nimmo
Vice-President, Internal Audit

John Simonetti
Vice-President, Taxation

Keith J. Stein
Vice-President, Corporate Affairs

Kenneth J. Lahti
Treasurer

Patrick W.D. McCann
Controller



Left to Right: **Tom Skudutis, Marc Neeb, Jeffrey O. Palmer, William Biggar, Roman Doroniuk, Peter Koob, Werner Czernohorsky, J. Brian Colburn**

Transfer Agents and Registrars

Canada – Class A Subordinate Voting and Class B Shares

Computershare Trust Company of Canada
(formerly Montreal Trust Company of Canada)
100 University Avenue
Toronto, Ontario M5J 2Y1, Canada
Telephone: (416) 981-9633

United States – Class A Subordinate Voting Shares

Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80801, U.S.A.
Telephone: (303) 262-0600
www.computershare.com

Exchange Listings

Class A Subordinate Voting Shares	– Toronto Stock Exchange	(MG.A)
	– The New York Stock Exchange	(MGA)
Class B Shares	– Toronto Stock Exchange	(MG.B)
8.65% Series A Preferred Securities	– Toronto Stock Exchange	(MG.PR.A)
8.875% Series B Preferred Securities	– The New York Stock Exchange	(MGAPRB)

Corporate Offices

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

Magna International of America, Inc.
600 Wilshire Drive
Troy, Michigan, USA 48084
Telephone: (248) 729-2400

Magna International Europe
Magna-Strasse 1
A-2522 Oberwaltersdorf
Austria
Telephone: 011-43-2253-600-0

MI Developments Inc.
455 Magna Drive
Aurora, Ontario
Canada L4G 7A9
Telephone: (905) 713-6322

Group Offices

Intier Automotive Inc.
521 Newpark Boulevard
Newmarket, Ontario
Canada L3Y 4X7
Telephone: (905) 898-5200
www.intier.com

Closure Systems
521 Newpark Boulevard
Newmarket, Ontario
Canada L3Y 4X7
Telephone: (905) 898-2665

Interior Systems

United States
39600 Lewis Drive
Novi, Michigan, USA 48377
Telephone: (248) 567-4000

Europe
Ostring 19
D-63762 Grossostheim
Germany
Telephone: 011-49-6026-992-0

Bircholt Road
Parkwood Industrial
Trading Estate
Maidstone, Kent
England ME15 9XT
Telephone:
011-44-162-268-6311

Magna Steyr
Liebenauer Hauptstrasse 317
A-8041 Graz, Austria
Telephone: 011-43-316-404-0
www.magnasteyr.com

North America
1700 Harmon, Suite 3
Auburn Hills, Michigan,
USA 48326
Telephone: (248) 393-7666

Decoma International Inc.
50 Casmir Court
Concord, Ontario
Canada L4K 4J5
Telephone: (905) 669-2888
www.decoma.com

Europe
Im Ghai
D-73776 Altbach, Germany
Telephone: 011-49-7153-65-0

United States
600 Wilshire Drive
Troy, Michigan
USA 48084-1625
Telephone: (248) 729-2500

Cosma International
50 Casmir Court
Concord, Ontario
Canada L4K 4J5
Telephone: (905) 669-9000

Europe
Amsterdamer Strasse 230
D-50735 Köln, Germany
Telephone:
011-49-221-976-5230

United States
1807 East Maple Road
Troy, Michigan, USA 48083
Telephone: (248) 524-5300

Tesma International Inc.
1000 Tesma Way
Concord, Ontario
Canada L4K 5R8
Telephone: (905) 417-2100
www.tesma.com

Europe
Tesma Allee 1
8261 Sinabelkirchen, Austria
Telephone:
011-43-3118-2055-140

United States
23300 Haggerty Road,
Suite 200
Farmington Hills, Michigan,
USA 48335
Telephone: (248) 888-5550

Magna Donnelly
49 West Third Street
Holland, Michigan
USA 49423
Telephone: (616) 686-7000
www.magnadonnelly.com

Europe
Industriestrasse 3
D-97959 Assamstadt
Germany
Telephone: 011-49-6294-909-0

Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462
www.magnaentertainment.com

United States
285 West Huntington Drive
Arcadia, California
USA 91007
Telephone: (626) 574-7223

2002 Annual Report

Copies of the 2002 Annual Report may be obtained from: The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com
Copies of financial data and other publicly filed documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov

Automotive Product and Services Directory

Design Ove Design & Communications Ltd. Main Photography Bernard Bohn Car on cover provided by Newmarket Volvo

Cosma

Chassis Systems
Crossmember Assemblies
Engine Compartment Panels
Radiator Supports
Shock Towers
Transmission Supports
Engine Cradles
Rear Sub-Frame Assemblies
Instrument Panel Reinforcements
Independent Rear Suspension System
Control Arms
Frame Rails
Sub-Assemblies
Full Frame Assemblies

Stampings
Arm Rest Supports
Seat Belt Anchor Plates
Instrument Panel Supports
Bumper Beams
Door Intrusion Systems
Oil Strainers
Heat Shields
Brake Backing Plates
Master Cylinder Vacuum Shells
Friction Welded Bearing Retainers
Motor Compartment Rails

Body Systems
Body-in-White
Floor Pans
Body Side Assemblies
Door/Hood/Deck Assemblies
Roof Panels
Fender/Quarter Panels
Tailgate/Liftgate Assemblies
Medium/Large Stamping
     Dies/Class A Dies
A, B, C and D Pillars

Finishing
E-Coating
Powder Coating
Aluminum Heat Treating
High Temperature Wax Coating

Design and Engineering
Complete CAD/CAM Capabilities
Complete Body Engineering
Complete FEA
Prototypes
Concept Vehicles
Laser Trimming/Welding
Complete Testing
     (Component/Module/System)

Metalforming Technologies
Hydroforming
Stamping
Roll Forming
Draw Bending
Extrusions

Decoma

Front and Rear End Modules
Front and Rear Fascias
Energy Absorbers
Bumper Beams
Air Dams
Lighting
Grille Opening Panels
Grilles
Complete Module Assemblies

Plastic Body Panels
Front Fenders
Truckside Rear Fenders
Liftgates
Tonneau Covers
Pickup Boxes
Tailgates
Hoods and Decklids

Exterior Trim Components & Systems
Running Boards
Bodyside Moldings
Claddings
Rocker Panels
Wheel Opening Moldings
Stone Guards/Mud Flaps

Greenhouse & Sealing Systems
Roof Modules
Window Surround Modules
Door Primary and Secondary Seals
Inner and Outer Door Belts
Glass Run Channels
Ditch Moldings
Quarter Windows
Appliqués
Sunroofs/T-Tops
Roof Racks

Intier

INTERIOR SYSTEMS

Cockpit Systems
Cockpit Modules
Instrument Panels
Genuine Leather IP Covering
Consoles
Glove Boxes
PSIR (Passenger Side Inflatable
     Restraint) Doors
Assembly & Sequencing

Overhead Systems
Complete Overhead Systems (OHS)
Headliner Substrates
Sun Visors
Pillar Trim
Consoles
Assembly & Sequencing

Sidewall Systems
Door Trim Modules
Hard Trim
Door & Side Panels
Package Trays
Trim Hardware Modules
Assembly & Sequencing

Floor Carpet & Acoustic Systems
Rear Cargo & Trunk Trim Systems
Cargo Management Systems
Integration of Safety and
     Electronic Systems
Complete Interior Integration

SEATING SYSTEMS

Modular Seat Assemblies
Integrated Child Safety Seats
Integrated Occupant Safety Restraints
Occupant Sensing
In-Vehicle Stowable Seating
Heavy Truck Sleeper Beds
Head Restraints and Armrests
Roof Integrated Head Restraints
Trim Covers
Moulded Polyurethane Foam Pads

Seating Hardware Systems
Manual Adjusters
Seat Height Adjusters
EZ Entry Mechanisms
Fold & Tumble™ Mechanisms
Manual Recliners
Fold Flat Mechanisms
Specialty Latches
Seat Frames
Wire Frames
Spring Suspension Systems
Risers
Folding Load Floor Panels
Sliding Cargo Load Floor

CLOSURE SYSTEMS

Latching Systems
Side Door
Sliding Door
Front and Rear Latches
Seat Latches
Strikers
Mechanical Cable Assemblies
Plastic Handles
Door Handle Assemblies
Latch Actuators
Non-Contact Door Entry Systems

Glass Moving Systems
Cable & Drum – Single and Dual Rail
Arm & Sector
Quarter Systems
Rear Window Closure Systems

System Module Technologies
Power Sliding Doors
Power Liftgates
Door Modules
Trim Hardware Modules
Integrated Closure Systems
Midgate Systems

Electro-Mechanical Systems
Actuator Assemblies
Wiper Systems
Electrical Motors
Obstacle Detection Systems

SERVICES

Magna Engineering Center (MEC)
Concept, design and development
     expertise for interior, exterior and
     body-in-white
Program management
Technical illustration, calculation
     and services
Latest CAD-systems linked by
     secured network
Design offices in direct customer
     proximity (Germany, Austria, U.K.)

Magna Automotive Testing
Safety, structural, fatigue and durability
     testing for Body and Interior systems
Vehicle ride simulation, noise, NVH
     and road load data acquisition
Computer Aided Engineering, FEA,
     fatigue, factory simulation
Assembly and test equipment

Advanced Car Technology Systems (ACTS)
Development and supply of modular and
     functional systems, vehicle structures,
     occupant restraint systems, pedestrian
     protection systems and complete
     doors and new products
Advanced development and serial
     application of safety systems,
     complete doors and structure and
     Electrical/Electronic systems
Test execution and evaluation of
     passive safety testing;
     environmental simulation testing;
     endurance testing

Magna Donnelly

Interior Mirrors
Prismatic Compass/Temperature Mirror
Anti-Theft™ Mirror
Electrochromic (EC) Rearview Mirror
Lighted Mirror
Upper Electronics Module
Electrochromic (EC) Mirror
     with Rainsensor
Microphone Mirror
TelematicMirror™

Exterior Mirrors
TurnSignal™ Exterior Mirror
Illuminator™ Exterior Mirror
Extendable Mirror

Advanced Vision Systems
Camera Vision Systems
VideoMirror™ with ReversAid™
VideoMirror™ with BabyVue™
PanoramicVision™ System

Engineered Glass
Encapsulated modular window
DirectBond™ single-sided encapsulation
FlushSurround™

Magna Steyr

Advanced R&D Concept Development
Total Vehicle Program Management
Systems Sequencing and Logistics
Complete Niche Vehicle Assembly

Complete Vehicle Manufacturing
Complete Space Frames
Sub-Assemblies
Body-in-White
Painting
Vehicle Assembly
CKD Manufacturing

OEM Engineering and Complete
Vehicle and Systems Capability
Concepts and Designs
     Advance Development
     Feasibility Studies
Development
Technical Calculation and Simulation
     Prototype Building
     Rig & Vehicle Testing
Noise and Vibration Testing
Safety Engineering
Production Planning
Technical Software Development

Drivetrain Components and Systems
Transfer Cases
Power Take Off Units
Axle/Differential Drives
Differential Locks
Plate/Viscous Couplings
     (controlled/uncontrolled)

Engine Systems
Mass Balancing Systems

Axle Modules
4x4 Vehicle Modules

Tesma

Engine Technologies
Front End Accessory Drive Systems
Accessory & Timing Drive Tensioners
Steel, Phenolic and Aluminum Pulleys
Idler Assemblies
Front Cover Modules
Engine Oil Pumps
Water Pumps
Collapsible Drive Shaft Assemblies
Cooling Management Systems
Overrunning Alternator Decouplers
Cam Covers
Variable Camshaft Phasing Systems
Engine Oil Pan Assemblies
Engine Balance Shaft Assemblies

Transmission Technologies
Automatic Transmission Clutch
     Housings & Shaft Assemblies
Flow-Formed Clutch Housings
Cam Die-Formed Transmission Shells
Torque Converter Damper Assemblies
Torque Converter Stator Shafts
Oil Pump Assemblies
Die-Formed Oil Pan Assemblies
Aluminum Die Cast & Machined
     Case Extensions
Servo Piston & Accumulator Assemblies
Roller Die-Formed Drive
     Hubs & Housings
Fineblanked Products, Separator
     Plates & Backing Plates
Flexplates
Reaction Shells and Input Shells
Friction Clutch Pack Assemblies
CVT – Pistons, Plungers &
     Clutch Housing

Fuel Technologies
Fuel Caps
Fuel Filler Inlets & Valves
Capless Filler Systems
Stainless Steel Fuel Filler Pipes
Stainless Steel Fuel Tank Assemblies
Vent, Fill and Spud Tubes



MAGNA
A Fair Enterprise Corporation

337 Magna Drive
Aurora, Ontario
Canada L4G 7K1

Telephone (905) 726-2462
Facsimile (905) 726-7164

www.magna.com

Printed in Canada